EXHIBIT 99.1

Aracruz Celulose S.A.
Report of Independent
Accountants on the
Limited Review of
Quarterly Information -
ITR March 31, 2003

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02  - NAME OF COMPANY           03 - TAXPAYER N(0)
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------

01.02 - ADDRESS OF HEAD OFFICES

---------------------------------------------------------------------------------------------------
01 - COMPLETE ADDRESS                                  02 - DISTRICT            03 - ZIP CODE (CEP)
     Caminho Barra do Riacho,
     s/n(0) - km 25                                    Barra do Riacho            29.197-000
----------------------------------------------------------------------------------------------------
04 - CITY                                              05 - STATE
     Aracruz                                           Espirito Santo
----------------------------------------------------------------------------------------------------
06 - AREA CODE        07 - TELEPHONE        08 - TELEPHONE      09 - TELEPHONE    10 - TELEX
     027              3270-2442                    --                    --               --
----------------------------------------------------------------------------------------------------
11 - AREA CODE        12 - FAX NO.          13 - FAX NO.        14 - FAX NO.
     027              3270-2590                    --                    --
----------------------------------------------------------------------------------------------------
15 - E-MAIL
     mbl@aracruz.com.br
----------------------------------------------------------------------------------------------------

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)

01 - NAME
     Carlos Augusto Lira Aguiar
----------------------------------------------------------------------------------------------------
02 - COMPLETE ADDRESS                                                           03 - DISTRICT
     Rua Lauro Muller, 116 - 40th Floor                                              Botafogo
----------------------------------------------------------------------------------------------------
04 - ZIP CODE (CEP)                    05 - CITY                                06 - STATE
     22.290-160                             Rio de Janeiro                           Rio de Janeiro
----------------------------------------------------------------------------------------------------
07 - AREA CODE        08 - TELEPHONE   09 - TELEPHONE        10  TELEPHONE      11 - TELEX
     021                   3820-8139        3820-8160                 --               --
----------------------------------------------------------------------------------------------------
12 - Area Code        13 - FAX NO      14 - FAX NO           15 - FAX NO
     021                   3820-8195        3820-8206                 --
----------------------------------------------------------------------------------------------------
16 - E-MAILL
       caa@aracruz.com.br
----------------------------------------------------------------------------------------------------

01.04 - ACCOUNTANT /  REFERENCE

      CURRENT FISCAL YEAR                          CURRENT QUARTER                                 PREVIOUS QUARTER
---------------------------------       ------------------------------------------     -------------------------------------------

1 - BEGINNING      2 - ENDING           3 - NUMBER  4 - BEGINNING   5 - ENDING          6 - NUMBER  7 - BEGINNING   9 - ENDING
    01/01/2003         12/31/2003             1         01/01/2003      03/31/2003            4         10/01/2002      12/31/2002
------------------------------------------------------------------------------------------------------------------------------------
9 - NAME / ACCOUNTANT CORPORATE NAME                                                    10 - CVM CODE
    PricewaterhouseCoopers Auditores Independentes S.C.                                      00287-9
------------------------------------------------------------------------------------------------------------------------------------
11 - NAME OF THE TECHNICAL RESPONSIBLE                                                  12 - CPF N(0)
     Marcos D. Panassol                                                                      063.702.238-67
------------------------------------------------------------------------------------------------------------------------------------

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK

   NUMBER OF SHARES        1 - CURRENT QUARTER       2 - PREVIOUS QUARTER     3 -QUARTER PREVIOUS YEAR
     (Thousands)               03/31/2003                 12/31/2002                   03/31/2002
-------------------------------------------------------------------------------------------------------------

PAID-IN CAPITAL
-------------------------------------------------------------------------------------------------------------
   1 - COMMON                          455,391                    455,391                       455,391
-------------------------------------------------------------------------------------------------------------
   2 -PREFERRED                        577,163                    577,163                       622,529
-------------------------------------------------------------------------------------------------------------
   3 - TOTAL                         1,032,554                  1,032,554                     1,077,920

IN TREASURY
-------------------------------------------------------------------------------------------------------------
   4 - COMMON                                483                        483                             483
-------------------------------------------------------------------------------------------------------------
   5 -PREFERRED                            1,374                      1,374                          45,366
-------------------------------------------------------------------------------------------------------------
   6 - TOTAL                               1,857                      1,857                          45,849
-------------------------------------------------------------------------------------------------------------


                                                                          Pag.:2

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02  - NAME OF COMPANY           03 - TAXPAYER N(0)
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------


01.06 - COMPANY CHARACTERISTICS
--------------------------------------------------------------------------------
1 - TYPE OF COMPANY
    COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS
--------------------------------------------------------------------------------
2 - SITUATION
    IN OPERATION
--------------------------------------------------------------------------------
3 - ACTIVITY CODE
    1160100 - PAPER AND PULP INDUSTRY
--------------------------------------------------------------------------------
4 - ACTIVITY OF THE  COMPANY
    PRODUCTION OF BLEACHED  EUCALYPTUS Pulp
--------------------------------------------------------------------------------
5 - TYPE OF CONSOLIDATED
    TOTAL
--------------------------------------------------------------------------------
6 - AUDITORS'REPORT TYPE
    EX-EXCEPTION
--------------------------------------------------------------------------------

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
 01 - ITEM          02 - TAXPAYER NO.                   03 - NAME
--------------------------------------------------------------------------------


01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
--------------------------------------------------------------------------------------------------------------------------

1 - ITEM    2 - EVENT      3 - DATE OF      4 - TYPE    5 - PAYMENT BEGAIN         6 - STOCK TYPE      7 - STOCK OF VALUE
                               APPROVAL
--------------------------------------------------------------------------------------------------------------------------


01.09 - SUBSCRIBED SOCIAL CAPITAL AND CHANGES IN SOCIAL CAPITAL DURING THE PERIOD
----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - DATE OF    3 - VALUE OF       4 - VALUE OF THE         5 - ORIGIN OF         7 -  AMOUNT OF          8 - PRICE
                CHANGE         THE                ALTERATION                  THE               EMITTED ACTIONS          OF THE
                               SOCIAL            (REAL THOUSAND)          ALTERATION              (THOUSAND)            ACTION IN
                               CAPITAL                                                                                     THE
                            (REAL THOUSAND)                                                                             EMISSION
                                                                                                                          (REAL)
----------------------------------------------------------------------------------------------------------------------------------

01.10 - DIRECTOR OF MARKET RELATIONS
-------------------------------------------------------------------------------
01  - DATE                                        02 - SIGNATURE
      04/08/2003                                  s/ Carlos Augusto Lira Aguiar

-------------------------------------------------------------------------------


                                                                         Pag.: 3

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02  - NAME OF  COMPANY          03 - TAXPAYER N(0)
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------
-----------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
-----------------------------------------------
--------------------------------------------------------------------------------
1 - CODE 2 - DESCRIPTION           3 - DATE - 03/31/2003   4 - DATE - 12/31/2002
--------------------------------------------------------------------------------

1        TOTAL ASSETS                          7,193,222               6,444,482
--------------------------------------------------------------------------------
1.1      CURRENT ASSETS                        2,195,613               1,329,065
--------------------------------------------------------------------------------
1.1.1    CASH AND CASH EQUIVALENTS                10,766                  14,033
--------------------------------------------------------------------------------
1.1.2    CREDITS                                 510,107                 331,841
--------------------------------------------------------------------------------
1.1.2.1  ACCOUNTS RECEIVABLE FROM                230,330                 231,154
         CUSTOMERS - PULP
--------------------------------------------------------------------------------
1.1.2.2  EMPLOYEES                                 2,937                   3,171
--------------------------------------------------------------------------------
1.1.2.3  SUPPLIERS                                 3,349                     979
--------------------------------------------------------------------------------
1.1.2.4  SUBSIDIARIES                                 24                      35
--------------------------------------------------------------------------------
1.1.2.5  TAXES                                   266,565                  88,226
--------------------------------------------------------------------------------
1.1.2.6  OTHERS                                    6,902                   8,276
--------------------------------------------------------------------------------
1.1.3    INVENTORIES                             128,527                 104,740
--------------------------------------------------------------------------------
1.1.3.1  SUPPLIES                                 54,706                  53,192
--------------------------------------------------------------------------------
1.1.3.2  RAW MATERIALS                            34,976                  31,024
--------------------------------------------------------------------------------
1.1.3.3  FINISHED GOODS                           35,688                  17,348
--------------------------------------------------------------------------------
1.1.3.4  PRODUCTSD IN PROCESS                      2,944                   2,963
--------------------------------------------------------------------------------
1.1.3.5  OTHERS                                      213                     213
--------------------------------------------------------------------------------
1.1.4    OTHERS                                1,546,213                 878,451
--------------------------------------------------------------------------------
1.1.4.1  DEBT SECURITIES                       1,542,192                 877,867
--------------------------------------------------------------------------------
1.1.4.2  FIXED ASSETS AVAILABLE                        -                       -
         FOR SALE
--------------------------------------------------------------------------------
1.1.4.3  PREPAID EXPENSES                          4,011                     574
--------------------------------------------------------------------------------
1.1.4.4  OTHERS                                       10                      10
--------------------------------------------------------------------------------
1.2      LONG-TERM ASSETS                        120,072                 279,110
--------------------------------------------------------------------------------
1.2.1    CREDITS                                  79,673                 239,438
--------------------------------------------------------------------------------
1.2.1.1  ACCOUNTS RECEIVABLE                      18,099                  18,099
         FROM CUSTOMERS
--------------------------------------------------------------------------------
1.2.1.2  SUPPLIERS                                61,574                  53,470
--------------------------------------------------------------------------------
1.2.1.3  TAXES                                         -                 167,869
--------------------------------------------------------------------------------
1.2.1.4  OTHERS                                        -                       -
--------------------------------------------------------------------------------
1.2.2    ACCOUNTS RECEIVABLE                       1,038                     692
         - RELATED PARTIES
--------------------------------------------------------------------------------
1.2.2.1  FROM AFFILIATES                               -                       -
--------------------------------------------------------------------------------
1.2.2.2  FROM SUBSIDIARIES                         1,038                     692
--------------------------------------------------------------------------------
1.2.2.3  OTHERS                                        -                       -
--------------------------------------------------------------------------------

                                                                         Pag.: 4

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02  - NAME OF  COMPANY          03 - TAXPAYER N(0)
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------
-----------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
-----------------------------------------------

1 - CODE 2 - DESCRIPTION      3 - DATE - 03/31/2003   4 - DATE - 12/31/2002
---------------------------------------------------------------------------
1.2.3    OTHERS                              39,361                 38,980
---------------------------------------------------------------------------
1.2.3.1  DEBT SECURITIES                          -                      -
---------------------------------------------------------------------------
1.2.3.2  ESCROW DEPOSITS                     37,793                 37,412
---------------------------------------------------------------------------
1.2.3.3  OTHERS                               1,568                  1,568
---------------------------------------------------------------------------
1.3      FIXED ASSETS                     4,877,537              4,836,307
---------------------------------------------------------------------------
1.3.1    INVESTMENTS                      1,376,045              1,369,619
---------------------------------------------------------------------------
1.3.1.1  IN AFFILIATES                            -                      -
---------------------------------------------------------------------------
1.3.1.2  IN SUBSIDIARIES                  1,375,775              1,369,349
---------------------------------------------------------------------------
1.3.1.3  OTHER COMPANIES                        270                    270
---------------------------------------------------------------------------
1.3.2    PROPERTY, PLANT AND EQUIPMENT    3,487,534              3,451,926
---------------------------------------------------------------------------
1.3.2.1  LAND                               442,361                410,993
---------------------------------------------------------------------------
1.3.2.2  BUILDINGS                          397,746                351,144
---------------------------------------------------------------------------
1.3.2.3  MACHINERY AND EQUIPMENT          2,107,907              2,025,576
---------------------------------------------------------------------------
1.3.2.4  FORESTS                            420,562                402,427
---------------------------------------------------------------------------
1.3.2.5  DATA PROCESSING EQUIPMENTS          73,175                218,034
---------------------------------------------------------------------------
1.3.2.6  CONSTRUCTION IN PROGRESS            45,783                 43,752
---------------------------------------------------------------------------
1.3.3    DEFERRED CHARGES                    13,958                 14,762
---------------------------------------------------------------------------
1.3.3.1  INDUSTRIAL                          13,634                 14,359
---------------------------------------------------------------------------
1.3.3.2  FORESTS                                  -                      -
---------------------------------------------------------------------------
1.3.3.3  ADMINISTRATIVE                           -                      -
---------------------------------------------------------------------------
1.3.3.4  OTHERS                                 324                    403
---------------------------------------------------------------------------

                                                                         Pag.: 5

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02  - NAME OF  COMPANY          03 - TAXPAYER N(0)
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------
---------------------------------------------------
2.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
---------------------------------------------------

1 - CODE        2 - DESCRIPTION    3 - DATE - 03/31/2003   4 - DATE - 12/31/2002
--------------------------------------------------------------------------------
2               TOTAL LIABILITIES              7,193,222              6,444,482
--------------------------------------------------------------------------------
2.1             CURRENT LIABILITIES            2,505,338              1,687,182
--------------------------------------------------------------------------------
2.1.1           LOANS AND FINANCING            1,841,255              1,162,862
--------------------------------------------------------------------------------
2.1.2           DEBENTURES                             -                      -
--------------------------------------------------------------------------------
2.1.3           SUPPLIERS                        140,858                135,763
--------------------------------------------------------------------------------
2.1.4           TAXES                            127,090                 10,013
--------------------------------------------------------------------------------
2.1.5           DIVIDENDS PAYABLE                  1,011                  1,016
--------------------------------------------------------------------------------
2.1.6           PROVISIONS                        11,325                 21,719
--------------------------------------------------------------------------------
2.1.6.1         VACATION AND 13rd SALARY           8,578                  9,687
--------------------------------------------------------------------------------
2.1.6.2         PROFIT SHARING                     2,747                 12,032
--------------------------------------------------------------------------------
2.1.7           LOANS FROM RELATED PARTIES       133,585                108,446
--------------------------------------------------------------------------------
2.1.7.1         ADVANCES FROM SUBSIDIAIES        133,351                107,911
--------------------------------------------------------------------------------
2.1.7.2         OTHERS                                 -                      -
--------------------------------------------------------------------------------
2.1.7.3         OTHER DEBTS TO SUBSIDIARIES          234                    535
--------------------------------------------------------------------------------
2.1.8           OTHERS                           250,214                247,363
--------------------------------------------------------------------------------
2.1.8.1         OTHERS                             2,883                     32
--------------------------------------------------------------------------------
2.1.8.2         PROPOSED DIVIDENDS               247,331                247,331
--------------------------------------------------------------------------------
2.2             LONG-TERM LIABILITIES          2,086,004              2,496,928
--------------------------------------------------------------------------------
2.2.1           LOANS AND FINANCING              772,531              1,055,010
--------------------------------------------------------------------------------
2.2.2           DEBENTURES                             -                      -
--------------------------------------------------------------------------------
2.2.3           PROVISION                        195,179                230,800
--------------------------------------------------------------------------------
2.2.3.1         LABOR CONTINGENCIES               14,718                 14,241
--------------------------------------------------------------------------------
2.2.3.2         TAX CONTINGENCIES                174,841                216,559
--------------------------------------------------------------------------------
2.2.3.3         OTHERS                             5,620                      -
--------------------------------------------------------------------------------
2.2.4           LOANS FROM RELATED PARTIES     1,045,050              1,130,656
--------------------------------------------------------------------------------
2.2.4.1         ADVANCES FROM SUBSIDIARIES     1,045,050              1,130,656
--------------------------------------------------------------------------------
2.2.5           OTHERS                            73,244                 80,462
--------------------------------------------------------------------------------
2.2.5.01        SUPPLIERS                         63,281                 71,065
--------------------------------------------------------------------------------
2.2.5.02        OTHERS                             9,963                  9,397
--------------------------------------------------------------------------------


                                                                         Pag.: 6

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER N(0)
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------

---------------------------------------------------
2.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
---------------------------------------------------

1 - CODE   2 - DESCRIPTION      3 - DATE - 03/31/2003  4 - DATE - 12/31/2002
----------------------------------------------------------------------------
2.5        STOCKHOLDER'S EQUITY             2,601,880              2,260,372
-----------------------------------------------------------------------------
2.5.1      PAID-IN CAPITAL                  1,854,507              1,854,507
-----------------------------------------------------------------------------
2.5.1.1    COMMON STOCK                       783,599                783,599
-----------------------------------------------------------------------------
2.5.1.2    PREFERRED STOCK                  1,070,908              1,070,908
-----------------------------------------------------------------------------
2.5.2      CAPITAL RESERVES                    35,841                      -
-----------------------------------------------------------------------------
2.5.3      REVALUATION RESERVE                      -                      -
-----------------------------------------------------------------------------
2.5.3.1    OWN ASSETS                               -                      -
-----------------------------------------------------------------------------
2.5.3.2    SUBSIDIARIES / AFFILIATES                -                      -
-----------------------------------------------------------------------------
2.5.4      REVENUE RESERVES                   405,865                405,865
-----------------------------------------------------------------------------
2.5.4.1    LEGAL                              125,972                125,972
-----------------------------------------------------------------------------
2.5.4.2    STATUTORY                                -                      -
-----------------------------------------------------------------------------
2.5.4.3    FOR CONTINGENCIES                        -                      -
-----------------------------------------------------------------------------
2.5.4.4    UNREALIZED INCOME                        -                      -
-----------------------------------------------------------------------------
2.5.4.5    FOR INVESTMENTS                    288,035                288,035
-----------------------------------------------------------------------------
2.5.4.6    SPECIAL FOR NON-DISTRIBUTED              -                      -
           DIVIDENDS
-----------------------------------------------------------------------------
2.5.4.7    OTHER UNREALIZED INCOME            (8,142)                (8,142)
-----------------------------------------------------------------------------
2.5.4.7.1  TREASURY STOCK                     (8,142)                (8,142)
-----------------------------------------------------------------------------
2.5.5      RETAINED EARNINGS                  305,667                      -
-----------------------------------------------------------------------------

                                                                         Pag.: 7

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER N(0)
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------
------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
------------------------------------------------

1 - CODE    2 - DESCRIPTION      3 - FROM: 01/01/2003    4 - FROM: 01/01/2003     5 - FROM: 01/01/2002       6 - FROM : 01/01/2002
                                     TO:   03/31/2003        TO:   03/31/2003         TO:   03/31/2002           TO:    03/31/2002
------------------------------------------------------------------------------------------------------------------------------------
3.1         GROSS SALES AND                   668,134                 668,134                  222,804                      222,804
              SERVICES  REVENUE
------------------------------------------------------------------------------------------------------------------------------------
3.2         SALES TAXES AND                    (2,977)                 (2,977)                  (1,411)                      (1,411)
              OTHER DEDUCTIONS
------------------------------------------------------------------------------------------------------------------------------------
3.3         NET SALES REVENUE                 665,157                 665,157                  221,393                      221,393
------------------------------------------------------------------------------------------------------------------------------------
3.4         COST OF GOODS SOLD               (308,252)               (308,252)                (188,233)                    (188,233)
------------------------------------------------------------------------------------------------------------------------------------
3.5         GROSS PROFIT                      356,905                 356,905                   33,160                       33,160
------------------------------------------------------------------------------------------------------------------------------------
3.6         OPERATING (EXPENSES)              102,375                 102,375                  (10,322)                     (10,322)
              INCOME
------------------------------------------------------------------------------------------------------------------------------------
3.6.1       SELLING                            (6,993)                 (6,993)                  (4,794)                      (4,794)
------------------------------------------------------------------------------------------------------------------------------------
3.6.2       GENERAL AND ADMINISTRATIVE        (13,533)                (13,533)                 (10,527)                     (10,527)
------------------------------------------------------------------------------------------------------------------------------------
3.6.3       FINANCIAL                         149,233                 149,233                  (18,216)                     (18,216)
------------------------------------------------------------------------------------------------------------------------------------
3.6.3.1     FINANCIAL INCOME                   59,505                  59,505                   32,928                       32,928
------------------------------------------------------------------------------------------------------------------------------------
3.6.3.2     FINANCIAL EXPENSES                 89,728                  89,728                  (51,144)                     (51,144)
------------------------------------------------------------------------------------------------------------------------------------
3.6.4       OTHER OPERATING INCOME              1,103                   1,103                      372                          372
------------------------------------------------------------------------------------------------------------------------------------
3.6.5       OTHER OPERATING EXPENSES          (18,494)                (18,494)                  (3,776)                      (3,776)
------------------------------------------------------------------------------------------------------------------------------------
3.6.6       EQUITY IN THE RESULTS              (8,941)                 (8,941)                  26,619                       26,619
              OF SUBSIDIARIES
------------------------------------------------------------------------------------------------------------------------------------
3.7         OPERATING INCOME (LOSS)           459,280                 459,280                   22,838                       22,838
------------------------------------------------------------------------------------------------------------------------------------
3.8         NON-OPERATING (EXPENSES)          (18,563)                (18,563)                    (701)                        (701)
              INCOME
------------------------------------------------------------------------------------------------------------------------------------
3.8.1       INCOME                                105                     105                      715                          715
------------------------------------------------------------------------------------------------------------------------------------
3.8.2       EXPENSES                          (18,668)                (18,668)                  (1,416)                      (1,416)
------------------------------------------------------------------------------------------------------------------------------------
3.9         INCOME(LOSS) BEFORE INCOME        440,717                 440,717                   22,137                       22,137
              TAXES AND MANAGEMENT
              REMUNERATION
------------------------------------------------------------------------------------------------------------------------------------
3.10        INCOME TAX AND SOCIAL            (121,078)               (121,078)                 (11,072)                     (11,072)
              CONTRIBUTION
------------------------------------------------------------------------------------------------------------------------------------
3.11        DEFERRED INCOME TAXES             (13,972)                (13,972)                  (2,093)                      (2,093)
------------------------------------------------------------------------------------------------------------------------------------
3.12        MANAGEMENT REMUNERATION                 -                       -                        -                            -
               AND STATUORY
                APPROPRIATIONS
------------------------------------------------------------------------------------------------------------------------------------
3.12.1      REMUNERATION                            -                       -                        -                            -
------------------------------------------------------------------------------------------------------------------------------------
3.12.2      APPROPRIATIONS                          -                       -                        -                             -
------------------------------------------------------------------------------------------------------------------------------------
3.15        NET INCOME (LOSS)                 305,667                 305,667                    8,972                        8,972
              FOR THE PERIOD
------------------------------------------------------------------------------------------------------------------------------------
            CAPITAL STOCK-QUANTITY          1,030,697               1,030,697                1,032,071                    1,032,071
              (THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------
            EARNINGS PER SHARE                0,29656                 0,29656                  0,00869                      0,00869
------------------------------------------------------------------------------------------------------------------------------------
            LOSS PER SHARE                          -                       -                       -                             -
------------------------------------------------------------------------------------------------------------------------------------

                                                                         Pag.: 8

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     ------------------------------------------
     04.01 - NOTES TO THE FINANCIAL INFORMATION
     ------------------------------------------
                                                                    R$ Thousands

1    Operations

     The Company, based in Aracruz, in the state of Espirito Santo, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 1,940 thousand tons per annum.

     The Company's operations are integrated with those of its subsidiaries, which operate in: (i) distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc.), (ii) port services (Portocel - Specialized Terminal of Barra of the Riacho S.A.), (iii) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A) and (iv) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

     On February 24, 1997, Aracruz Produtos de Madeira S.A. was incorporated as a wholly-owned subsidiary of Aracruz Celulose S.A., with the objective of manufacturing solid wood products, and began its operations in August 1999.

     In 2000, Aracruz Celulose S.A. signed an agreement acquire a 45% interest in Veracel Celulose S.A.(at present 50%) The final agreement includes a purchase contract for Aracruz Celulose S.A., to purchase up to 3,85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004. The decision on the implementation of the industrial project of the company is planned for the second quarter of 2003, depending on the conditions of the international pulp market, with initial production beginning 3 years later. The plan to plant Veracel Celulose S.A.'s eucalyptus forests in the State of Bahia will continue and be expanded.

     The total accumulated investment in the Fiberline C project (mill, land, forest and other infrastructure) as acumulated of R$ 1,607 million. The new unit became operational in May, 2002 and reached full capacity in November, 2002.

     The increase in the production capacity of the Aracruz plant resulted in additional demands of wood originated from the South of the State of Bahia, and in the construction of a port terminal in Caravelas, State of Bahia, to transport wood through barges. The total estimated investment amounts to approximately US$ 20 million and the transport of wood begun on March 2003. The project also includes building an extension to Portocel - Terminal Especializado de Barra do Riacho located at Barra do Riacho, State of Espirito Santo.

     In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and is subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests in the amounth of R$ 193,3 million, net of the assignment to the buyers of the rights of a preexisting wood supply agreement of R$ 49,5 million, with a combined net price of R$ 143,8 million. The Company recorded its activities in this operation as follows:
     R$ 96.7 million as accounts payable in short and long-terms; and R$ 24.8 million in the heading "trade accounts receivable" in short and long-terms. As a result of this operation, Aracruz and Bahia Sul started each to control half of the assets.

     The net purchase price will be paid in 12 quarterly installments. The Company paid 2 installments until March 31,2003.

                                                                         Pag.: 9

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     ------------------------------------------
     04.01 - NOTES TO THE FINANCIAL INFORMATION
     ------------------------------------------
2    Significant accounting principles


     The financial statements have been prepared in accordance with the requirements of Brazilian Corporate Law which, in accordance with Law No. 9.249/95, no longer requires recognition of the effects of inflation on the financial statements.

     a) Income statement items are recorded based on the accrual method.

     b) Inventories are stated at the lower of market value (net realizable value) or replacement cost and the average cost of production or acquisition.

     c) Short and long-term assets are stated at their realizable values including, when applicable, interest earned.

     d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: i) valuation of investments in affiliated company accounted for by the equity method, based on financial information as of March 31, 2003; ii) depreciation on straight-line basis over the related assets' estimated useful lives; iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; such costs are deferred and included in the cost of future harvests.

     e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges.

     f) The consolidated financial statements include the financial statements of Aracruz Celulose S.A. and its subsidiaries - Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A. and a interest Veracel Celulose S.A.

     The consolidation procedures for the balance sheet and the statements of income and of changes in financial position reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, and (iii) the effects of significant transactions between these companies.

     In accordance with Brazilian Securities Commission(CVM) Instruction 247/96, the company proportionally consolidated its interest in Veracel Celulose S.A. because control of the Veracel Celulose S.A. is shared in accordance with the shareholder agreement.

     g) In order to improve the information provided to the market, the Company is presenting, as additional information, the statement of cash flows as well as statement of value added.

     The Statement of Cash Flows was prepared in accordance with NPC-20, considering the operations that have influence in cash and cash equivalents of the Company, except those securities with maturities over 90 days. This statement is divided among operating, investing and financing activities.

                                                                        Pag.: 10

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     ------------------------------------------
     04.01 - NOTES TO THE FINANCIAL INFORMATION
     ------------------------------------------
     The Statement of Value Added prepared by the Company presents the result of the operations of the generation point of view and distribution of wealth, where the four main beneficiaries of the wealth generated by the activities of the Company are: the employees, the government, the capital of third and the own capital.



3    Cash and cash equivalents - Consolidated

     At March 31, 2003, available funds amounted to R$ 168 million, of which R$ 37 million was invested in local currency and the major part of the R$ 131 million in liquid deposit certificates abroad through its subsidiary Aracruz Trading S.A..



4    Debt securities

     The Company's debt securities available-for-sale are comprised and certificates of deposit with prime institutions in Brazil with daily liquidity, and maturities from April 2003 until December 2005.


5    Trade accounts receivable - PULP

                                      Parent company                    Consolidated
                               03/31/2003       12/31/2002       03/31/2003       12/31/2002
                               ----------       ----------       ----------       ----------

     Domestic sales                17,174           15,210           17,174           15,210
     Export sales
       Subsidiaries               233,275          242,444
       Others                                                       435,943          437,516
     Allowance for doubtful
       accounts                   (20,119)         (26,500)
                                 --------         --------         --------        ----------
                                  230,330          231,154          453,117           452,726
                                 ========         ========         ========        ==========


6    Related parties

                                                                        Pag.: 11

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     ------------------------------------------
     04.01 - NOTES TO THE FINANCIAL INFORMATION
     ------------------------------------------

     Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:

(a)  Subsidiaries

                                                                                                  Parent Company
                             -------------------------------------------------------------------------------------------------------

                                                                          Portocel
                                                            Mucuri        Terminal        Aracruz
                             Aracruz      Veracel           Agro-        Especializado    Produtos
                             Trading      Celulose         florestal     de Barra do     de Madeira            Total
                                                                                                         ------------------
                                 S.A.     S.A.    S.A.    Riacho S.A.         S.A.                       2003          2002
                             --------     ----  ------    -----------    ---------                       ----          ----


     Balance sheet                                                                                       March       December
                                                                                                    -----       --------
     Current assets  (i)     233,275                                                           24      233,299        242,479
     Long-term assets                                         656           200               182        1,038            692
     Current liabilities     643,088        18,017                          234                        661,339        657,791

     Long-term liabilities 1,045,050                                                                 1,045,050      1,130,656

     Transactions during the                                                                             March       March
     three-month period ended                                                                            -----       -----
     March 31

     Sales                  653,740                                                            54      653,794     214,622
     Purchase of wood                       59,222                                                      59,222      11,478
     Financial expenses,
       (income) net         (41,941)                                                                   (41,941)      1,527

     (1) Recognized in the balance sheet at the net values of the exchange advances delivered ("ACE"): Aracruz Trading - R$ 20,119 (2002 - R$ 26,500).


(b)  Stockholder and affiliated company

                                                                                                                       Consolidated

                                             --------------------------------------------------------------------------------------
                                                                     Stockholder    Affiliated company
                                               ---------------------------------    ------------------
                                               BNDES - National
                                               Bank for Economic                                                             Total
                                                      and Social            Bank           James River
                                                     Development      Safra S.A.           Corporation          2003          2002
                                            --------------------  --------------  --------------------  ------------  ------------
Balance sheet                                                                                                  March      December
                                                                                                         ------------  ------------

Current assets                                                                21                 9,945         9,966         9,827
Current liabilities                                      207,592                                             207,592       151,955
Long-term liabilities                                    759,527                                             759,527       809,313

                                                                                                                2003          2002
                                                                                                         ------------  ------------
Transactions during the three-month                                                                            March         March
period ended March 31
                                                                                                         ------------  ------------

Sales of goods                                                                                  22,329        22,329        16,277
Financial expenses (income)                               16,019                                   232        16,251         7,474



                                                                        Pag.: 12

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     ------------------------------------------
     04.01 - NOTES TO THE FINANCIAL INFORMATION
     ------------------------------------------


7    Taxes recoverable


(a)  Tax credits

                                                      Parent company                      Consolidated
                                                      --------------                      ------------

                                                 03/31/2003       12/31/2002       03/31/2003        12/31/2002
                                                 ----------       ----------       ----------        ----------
     Deferred income tax and
     social contribution

     Tax loss carryforwards                                                            7,469             9,650
     Temporary differences (i)                   (5,620)          3,568               (5,620)            3,568
     Negative basis for social
       contribution on earnings                                                       24,042            30,575
     Social contribution on earnings -estimate                    4,784                2,790             8,011

     Income tax to be recovered or offset

     Income tax  resulting from
       the monetary correction differential
       between the IPC and BTNF indexes -
       provided for by article 3 of
       Law N(0) 8.200/91                         43,070          42,116               43,070            42,116
     Withholding income tax on securities       195,788         183,344              197,820           184,934
     Income tax on securities - not withheld        437             373                  474               405

     Value-added tax on sales and
       services - ICMS  (ii)                    211,941         195,489              215,115           198,713

     Valuation allowance of ICMS               (211,941)       (195,489)            (211,941)         (195,489)

     Others                                      27,270          21,910               27,383            22,113
                                                -------         -------              -------           -------
                                                260,945         256,095              300,602           304,596
                                                =======         =======              =======           =======
     Short-term                                 266,565          88,226              295,821           123,721
                                                -------         -------              -------           -------
     Long-term                                   (5,620)        167,869                4,781           180,875
                                           -------         -------              -------           -------

     (i)  As diferencas temporarias sao demonstradas pelo valor liquido.

     (ii) Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the Espirito Santo State. However, in the view of the financial difficulties of the state, the Company does not foresee a short-term solution to the utilization of the credits. Based on these facts, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits, as well as to make similar provisions related to any future credit to be accumulated.

     In September of 2002, the Company petitioned lawsuit against Espirito Saint State, to have guaranteed the right of circulating the accumulated credits of current ICMS of acquisitions of goods used in the pulp production. The lawsuit amounted approximately R$ 138 million.


                                                                        Pag.: 13

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     ------------------------------------------
     04.01 - NOTES TO THE FINANCIAL INFORMATION
     ------------------------------------------

(b) Income tax and social contribution in the statement of operations result from:

                                                 Parent Company                    Consolidated
                                                 --------------                    ------------
                                           03/31/2003       03/31/2002         03/31/2003      03/31/2002
                                           ----------       ----------         ----------      ----------

     Net income before income
       tax, social contribution  and
       minority interest                      440,717          22,137           466,585           41,185
                                              =======          ======           =======           ======

       Income tax and social contribution
         at enacted rates of 34%              149,844           7,527           158,639           14,003

     Adjustments to derive effective
       tax rate

       Equity in results of subsidiaries
        - non-taxable  (i)                     16,457           3,810            16,457            3,810
       Depreciation, amortization,
         depletion and disposals -
         Art. 2. Law 8200/91                    1,156           1,384             1,156            1,384
     Contributions and donations                   63             188                63              188
       Other permanent differences                172             256             3,645              267
       Reversal of provision related to
          plano verao                         (32,642)                          (32,642)
       Unrealized income                                                           (463)             (429)
                                              -------          ------           -------            ------
       Income tax and social contribution     135,050          13,165           146,855            19,223
                                              =======          ======           =======            ======

       Income tax and social contribution
         Current                             (121,078)        (11,072)         (123,732)          (11,078)
         Deferred                             (13,972)         (2,093)          (23,123)           (8,145)



     (i) As a result of the recent changes in the Brazilian tax legislation regarding the taxation of income recorded by foreign subsidiaries, introduced by Provisional Measure No. 2158-34 of June 29, 2001, the Company established a provision for income taxes on its foreign subsidiaries taxable income, of the approximately R$ 13,417 (2002 - R$ 133,200). Tax credits are presented net of the provision.

                                                                        Pag.: 14

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     ------------------------------------------
     04.01 - NOTES TO THE FINANCIAL INFORMATION
     ------------------------------------------

     8    Investments - parent company


                                                                                                                               2003
                --------------------------------------------------------------------------------------------------------------------
                                                                             Portocel
                                                                              Terminal        Aracruz
                                      Aracruz    Aracruz       Mucuri      Especializado   Produtos de   Veracel
                                      Trading    Celulose   Agroflorestal    de Barra       Madeira      Celulose
                                       S.A      (USA), Inc       S.A.      do Riacho S.A.    S.A.         S.A. (i)        Total
                                       ---      ----------       ----      --------------    ----         --------        -----

In subsidiaries
  Interest in voting capital - %            100       100        100              51          100            50
                                    ------------  --------  ---------  --------------  -----------  ------------
  At March 31, 2003
  Subscribled and paid-up capital       551,409       671     71,130           1,248      124,450       273,571
  Stockholders' equity                1,081,678    15,907     69,004           1,407       66,209       229,751
  Net income for the quarters            37,548     1,913                         41        1,033        14,818
                                    ------------  --------  ---------  --------------  -----------  ------------
  Investment movement
  At January 01                       1,100,243    14,746     69,004             697       65,176        96,720       1,346,586
  Acquisition of 5% of Veracel                                                                           10,747          10,747
  Equity in the results of
     subsidiaries (ii)                  (18,565)    1,161                         21        1,033         7,409          (8,941)
                                    ------------  --------  ---------  --------------  -----------  ------------  --------------

  At Mach 31                          1,081,678    15,907     69,004             718       66,209       114,876       1,348,392
                                    ------------  --------  ---------  --------------  -----------  ------------  --------------

  Acquisition of investment
     goodwill                                                                                            50,305         50,305
  Goodwill amortization                                                                                 (22,922)        (22,922)

                                    ------------  --------  ---------  --------------  -----------  ------------  --------------

  At March 31                         1,081,678    15,907     69,004             718       66,209       142,259       1,375,775
                                    ===========   ========  =========  ==============  ===========  ============  ==============

  Other investments, derived substantially
   from fiscal incentives                                                                                                   270
                                                                                                                  --------------
                                                                                                                      1,376,045
                                                                                                                  ==============

                                                                        Pag.: 15

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------

     (i) The goodwill paid in the purchase of the interest in Veracel Celulose S.A. was based on the market value and the future profitability of the Company's assets. In the first quarter of 2003, R$ 18,351 was amortized, in addition to the goodwill amortization amounting to R$ 16,803, which corresponds to an unrelated portion because it represents the purchase of 5% in January 2003.

          The amortization criteria for the portion of the goodwill based on the market value of the assets will be in accordance with the realization of the market value, while the portion of the goodwill based on future profitability will be allocated to the cost of forest formation and recognized in the statement of operations in the period the forests are cut.

     (ii) The effect of exchange rate over investiments abroad is recorded in "results of equity"

9    Property, plant and equipment

                                                                                                           2003             2002
                                                                 -----------------------------------------------  ---------------
                                                                                                          March         December
                                                                 -----------------------------------------------  ---------------
                                                   Annual rate
                                                     of depre-                     Depletion /
                                                     ciation %           Cost     depreciation              Net              Net
                                               ----------------  -------------  ---------------  ---------------  ---------------

Parent Company

Land                                                                  442.361                           442.361          410.993
Industrial and forestry equipment                      4 to 25      3.415.779        1.307.872        2.107.907        2.025.576
Buildings and improvements                            4 and 10        792.332          394.586          397.746          351.144
Forests                                                    (*)        469.735           49.173          420.562          402.427
Data processing equipment                                   20         69.630           48.592           21.038           21.674
Administrative and other facilities               4, 10 and 20         64.660           39.915           24.745           22.078
Construction in progress                                               73.175                            73.175          218.034
                                                                 -------------  ---------------  ---------------  ---------------

Total parent company                                                5.327.672        1.840.138        3.487.534        3.451.926

Subsidiaries

Land                                                                  127.689                           127.689          122.846
Industrial and forestry equipment                      4 to 20         43.402            7.509           35.893           36.126
Forests                                                    (*)        105.897           11.012           94.885           82.999
Buildings and improvements                            4 and 10         39.706            3.377           36.329           32.275
Data processing equipment                                   20          2.915            1.274            1.641            1.646
Administrative and other facilities               4, 10 and 20          4.062            2.177            1.885            2.993
Construction in progress                                                2.841                             2.841            3.307
                                                                 -------------  ---------------  ---------------  ---------------

Total consolidated                                                  5.654.184        1.865.487        3.788.697        3.734.118
                                                                 =============  ===============  ===============  ===============

(*)  Depleted in accordance with criteria described in Note 2(d).

                                                                        Pag.: 16

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------



     The depletion and depreciation for the three month period ended March 31, 2003 and 2002 were appropriated as follows:

                                                                Parent company
                                                              and consolidated
                                              --------------------------------
                                                        2003              2002
                                              --------------     -------------
     Parent Company

     Industrial and forestry costs                    65,786            51,544
     Operating expenses                                1,195               847
                                              --------------     -------------

     Subsidiaries                                     66,981            52,391

     Industrial and forestry costs                     3,427             1,491
     Operating expenses                                  151                96
                                              --------------     -------------

     Consolidated total                               70,559            53,978
                                              ==============     =============



                                                                        Pag.: 17

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------

10   Loans and financing

                                                               Parent Company                     Consolidated
                                                          --------------------------       ---------------------------
                                        Annual rate
                                        of interest
                                                  %       03/31/2003      12/31/2002       03/31/2003       12/31/2002
                                        -----------       ----------      ----------       ----------       ----------

     Local currency / "basket
       of currencies"
     Loans indexed to TJLP              7.8  to  11         669,406         676,438          736,254          737,742

     Loans indexed to
      "basket
     of currencies"                 11.45 to  11.97         171,209         260,462          171,209          260,462

     Loans indexed to
       other currency                          8.75          10,441          11,769           10,441           11,769

     Foreign currency (US Dolar)
       Loans linked to
         securitization of export
         receivable                           5.98                                           842,316          887,583
       Eurobonds                                 9          509,503         548,810
         Advances on export contract/
           Prepayment                   1.47  to 8        1,118,505         641,381        1,118,505          641,381
       Loans / financings US$           2  to  5.1                                            20,118           26,500
       Other loans and
        financings                    1.62 to 7.08          134,722          79,012          466,887          406,500
                                                         ----------      ----------       ----------        ---------

                                                          2,613,786       2,217,872       3,365,730         2,971,937
                                                         ----------      ----------       ----------        ---------
     Current portion (including
       accrued interest)                                 (1,841,255)     (1,162,862)     (1,596,703)         (692,950)
                                                         ----------      ----------      -----------        ---------

     Long-term maturities                                   772,531       1,055,010       1,769,027         2,278,987
                                                         ==========      ==========      ===========        =========

     2003                                                                   421,278                           819,467
     2004                                                   141,471         150,491         342,622           340,160
     2005                                                   149,492         147,169         331,634           340,032
     2006                                                   146,371         140,664         331,558           332,372
     2007 to 2011                                           335,197         195,408         763,213           446,956
                                                         ----------      ----------      -----------        ---------
                                                            772,531       1,055,010       1,769,027         2,278,987
                                                         ==========      ==========      ===========        =========

     At March 31, 2003, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 900,294 (2002 - R$ 925,912), mainly with its stockholder BNDES - National Bank for Economic and Social Development, subject to annual interest rates ranging from 2.9% and 11.97% to be amortized in the period from 2003 to 2009.

     The loans with BNDES have mortgages, at various degrees, for the plant, the lands and the forests and with statutory lien for the machines and equipments, which were borrowed.

                                                                        Pag.: 18

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------


     As from February through June 2001, the Company obtained bank financing against export receivables in the amount of US$ 180 million, with annual interest rates ranging from 2.52% to 2.79%. These loans will be repaid from may 2003 until April 2004.

     Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May and June 2004 and annual interest rates ranging from 2.91% to 2.92%, secured against future export sales receivables. In December 2002, Aracruz Trading S.A. pre-payed the amount of U.S.$ 37.5 million. The remaining amount of such loans was US$ 62,5 milhoes as of March 31,2003.

     In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Notes. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivable. Each month such collections in excess of contractual funding requirements are transferred to the Company. The financing bears fixed annual interest of 5.98% and will be repaid in 60 monthly installments beginning March 1, 2004, with monthly interest payments which began in May 1, 2002. The net proceeds were transferred to Aracruz Celulose S.A. as advances for future purchases of pulp.

     At March 31, 2003, Aracruz Celulose S.A. holds in treasury 180.000 debentures, with a unit value of R$ 1,854.81 (2002 - R$ 1,804.88), issued in 1982 and 1990 and repurchased in 1992.


11   Financial Instruments
     (CVM Instruction N(0) 235/95)

(a)  Risk management

     The Company operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates.

     The exposure of the company to liabilities in US dollar does not represent risk of the economical and financial point of view, the future obligations of payments in local currency of the liabilities harnessed to the exchange are compensated by the operational income, once almost the totality of the sales is exported.

     Also derivative financial instruments are used by the management of the Company to mitigate the exchange risks and of interest.



(b)  Market value

     The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

                                                                        Pag.: 19

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------


     The estimated market values of the Company's financial instruments at March 31, 2003 can be summarized as follows:


     Financial Instruments              Parent Company             Consolidated
                                 ---------------------    ---------------------
                                 Accounting     Market    Accounting     Market
                                 ----------     ------    ----------     ------
     Assets

     Cash and cash equivalents          109        109        25,577     25,577
     Marketable securities           10,657     10,657       142,841    142,841
     Debt securities              1,542,192  1,542,192     1,542,192  1,542,192

     Liabilities

     Short and long-term financing
       (interests included) (i)   2,633,805  2,633,805     3,365,730  3,376,260

     (i) The parent Company's figures include Export Contract Advances in the amount of R$ 20,119, which reduce the "Accounts receivable - Pulp" balance.

     Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.


(c)  Financial derivatives

     At March 31, 2003, financial derivatives comprised 1,100 contracts of future interbank deposit (DI) (Futures and Commodities Exchange - BM&F) with net notional value of R$ 97 million (US$ 29 million), 3,260 exchange contracts based on coupon (BM&F) with net notional value of R$ 520 million (US$ 155 million), all falling due in October 2003 and swap contracts with interest rate (long-term interest rate (TJLP) versus an interbank deposit certificate (CDI) rate) with notional value of R$ 309 million (US$ 92 million) falling due in June 2003.


12   Contingencies

     The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

(a)  Labor claims

     The most significant labor claims are in respect of inflation indexes. The outcome of these proceedings has, generally, been favorable to the Company, since the superior labor court has not recognized the existence of acquired rights relating to these indexes.

     In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has partially agreed to the claims of the employees, as represented by their Union. The Company has appealed to the Superior Labor Court.

                                                                        Pag.: 20

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------

     At March 31, 2003, the Company maintained provisions in the approximate amounts of R$ 4,000 (unhealthy and dangerous work conditions) and R$ 10,700 (other suits), to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 9,500.


(b)  National Institute of Social Security - INSS

     In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The company has filed a defense requesting the cancellation of these assessments.

     At March 31, 2003, the Company's judicial deposits amounted to approximately R$ 16,200; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.


(c)  Land demarcation

     The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2,571 hectares of land belonging to the Company, with the Company also committing to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13,5 million, restated monthly based on the variation of the IGPM or IPC, or their substitutes, the larger prevailing. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions which stipulate the following principal obligations to the Indian Communities.

     Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement".

     Until March 30, 2003 the Company donated R$ 5,480 (during 2003 - R$ 800) to the Indigenous Communities Association according to the "Terms of Conduet Agreement".


(d)  Pis / Cofins

     The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the majority of COFINS rate. A preliminary injunction was favorable to the Company on April 5, 1999. The total provision accounted for is of R$ 152,700(2002 - R$ 141,000), after considering the adjustment for the change in SELIC.

                                                                        Pag.: 21

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------


(e)  Income tax and social contribution related to the Plano Verao

     In December 1994, the Company petitioned the Tribunal Regional Federal da 2(a) regiao (the "Tribunal") to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Tribunal subsequently accepted the use of 42.72%. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began remitting income tax using the 42.72% deduction and has included a provision for contingencies of R$ 54,630.The Company obtained a final court ruling and, consequently, made a reversal of this provision, against income tax expense and financial expense in the amounts of R$ 32,642 and R$ 21,988 respectively.


f)   ICMS

     Upon conclusion of the ICMS inspection process carried out by the fiscal authorities of Espirito Santo State, the Company received tax assessments in the amount of R$ 68,3 million (Espirito Santo) and R$ 16,8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espirito Santo State amounting to R$ 85,9 million at May 31, 2001, R$ 63,7 million were approved. The remaining amount of R$ 22,2 million was considered undue.

     Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled. The establishment of a provision for losses is unnecessary in view of the highly probable successful outcome of this dispute.


(g)  Other

     The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total amount of R$ 22,100. For those and other contingencies, the Company maintained judicial deposit approximately in the amount of R$ 11,400.


13   Tax Incentives

     The Company is located at an area of ADENE (Agency for the Development of the Northeast Region). Decree 4213 dated April 16, 2002 considers that the paper and pulp industry is a priority for the regional development, therefore the Company is entitled to income tax rate reduction, plus additional non refundable amounts determined through the profit on tax-incentive activities, as follows:

     (i) Profit related to the volume produced by plant C, up to the limit of 780 thousand ton/year over 10 years: 75% of reduction in the income tax rate as from 2003 to 2012.

     (ii) Profit related to the volume produced by plants A and B, up to the limit of 1,300 ton/year over 10 years, in accordance with the following criteria: 37.5% of income tax rate reduction until 2003, 25% of income tax rate reduction as from 2004 to 2008, and 12.5% of income tax rate reduction as from 2009 to 2013.

                                                                        Pag.: 22

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------


     The benefit was granted through ADENE Ordinances, having the Federal Revenue Secretariat recognized the entitlement to this exemption as from December 13, 2002.

     At March 31, 2003, this tax incentive benefit amounted to R$ 35,841, and was recorded in "Capital reserve", which can be used only to absorb losses of capital increase.


14 Reconciliation of Shareholders Equity and Results of Operations - Parent Company and Consolidated

                                                      2003                2002
                                                    ------            --------
Stockholders Equity                                  March            December
                                                    ------            --------
Shareholders Equity - Parent Company             2,601,880           2,260,372
Unrealized shipping expense                          9,028              12,320
Unrealized profits                                 (84,751)           (108,619)
Income tax over unrealized profits                  24,042              30,575
Shareholders Equity - Consolidated               2,550,199           2,194,648

                                                      2003                2002
                                                    ------            --------
Results of operations (January to March)             March               March
                                                    ------            --------
Net income  - Parent Company                       305,667               8,972
(Unrealized) realized shipping expense              (3,292)              1,007
Realized (unrealized) profits                       23,868              18,056
Income tax over (realized) profits                  (6,533)             (6,053)
Net income  - Consolidated                         319,710              21,982


15   Commitments

     In connection with the sale of the electrochemical plant, the Company and CanadianOxy Chemicals Holding Ltd. (CXY) entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by CXY a volume of chemical products conservatively projected for the next 4 years. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years.

                                      * * *

                                                                        Pag.: 23

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------


     Supplemental Information

1    Statement of cash flows

                                       Parent Company               Consolidated
                                     ----------------           ----------------
                                          1st quarter                1st quarter
                                     ----------------           ----------------
                                     2003        2002           2003       2002
                                     ----        ----           ----       ----
Operating activities

Net income for the year           305,667       8,972        319,710     21,982
  Adjustments to reconcile
     net income for the year
    with cash flow provided by
    operating activities
   Depreciation, amortization
     and depletion                 67,785      53,847         73,412     57,289
   Equity in the results of
     subsidiaries                   8,941     (26,619)
   Income tax and social
     contribution                  13,972       2,093         23,123      8,144
   Exchange and
     monetary variations         (137,802)      2,828        (97,421)     7,083
   Provision for
     contingencies, net            13,642      11,592         13,662     11,611
   Provision for losses in
     tax credits                   16,453       2,294         16,453      2,294
   Realization of goodwill         18,351                     18,351
   Tax incentives                  35,841                     35,841
   Residual value of property,
     plant and equipment
     disposed of                      219         722            213        558

Decrease (increase) in assets
   Debt securities                (70,885)      4,803        (70,885)     4,803
   Accounts receivable            (24,536)     64,207        (29,443)    20,547
   Inventories                    (23,787)    (12,869)        (9,759)    (4,673)
   Taxes recoverable              (35,275)    (10,568)       (35,704)   (10,595)
   Others                          (4,117)    (12,585)        (3,555)   (15,877)

Increase in liabilities
   Suppliers                          248     (37,763)          (469)   (44,695)
     Loans from related parties
     (includes interests)           2,602     491,205
   Interests on loans and
     financings                    (6,953)    (28,932)         7,223    (13,859)
     Social contribution          115,401       3,277        116,328      3,283
   Provisions for litigation
      and contingency             (54,883)        349        (54,883)       348
   Others                          (9,220)     (7,271)        (8,519)    (1,671)
                                  -------     -------        -------    -------
Cash provided by operating
   activities                     231,664     509,582        313,678     46,572
                                  -------     -------        -------    -------


                                                                        Pag.: 24

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------

                                        Parent Company             Consolidated
                                 ---------------------    ----------------------
                                      2003        2002          2003        2002
                                 ---------   ---------    ----------    --------

     Investing activities
       Debt securities            (593,440)    105,609     (593,440)    105,500
       Additions to permanent
         assets
         Investments in
           subsidiaries            (33,719)                 (22,972)
         Fixed assets             (102,905)   (206,361)    (125,479)   (216,012)
         Deferred charges                                   (10,402)       (874)
       Proceeds received from
         sale of permanente
         assets                         98         692          103         700
                                  ---------   ---------  -----------  ---------
     Cash used in investing
       activities                 (729,966)   (100,060)    (752,190)   (110,686)
                                  ---------   ---------  -----------  ---------
     Financing activities
       Loans and financings
         Additions               1,339,139      62,627    1,356,793   1,136,846
         Repayments               (844,099)   (473,301)    (846,900) (1,069,568)
         Dividends(paid)reversed        (5)         (2)          (5)          7
                                  ---------   ---------  -----------  ---------

     Cash provided by (used in)
       financing activities        495,035    (410,676)     509,888      67,285
                                  ---------   ---------  -----------  ---------
     Effect of changes in
       exchange rates on cash
       and cash equivalent                                   (5,295)     (5,064)
                                  ---------   ---------  -----------  ---------
     Increase (ecrease) in cash
       and cash equivalents         (3,267)     (1,154)       66,081     (1,893)
                                  ---------   ---------  -----------  ---------
     Cash and cash equivalents,
       beginning of year            14,033       1,277       102,337     60,346
                                  ---------   ---------  -----------  ---------
     Cash and cash equivalents,
       end of year                  10,766         123       168,418     58,453
                                  =========   =========  ===========  =========

                                                                        Pag.: 25

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------

2    Statement of value added

                                                                    Parent Company                 Consolidated
                                                     -----------------------------  ---------------------------
                                                                       1st quarter                  1st quarter
                                                     -----------------------------  ---------------------------
                                                                2003          2002            2003         2002
                                                     ---------------  ------------  -------------- ------------

     Income                                                  649,410       220,010         772,688      299,474

     Consumables acquired from third parties                (250,851)     (134,102)       (318,368)    (161,147)
                                                      ---------------  ------------  -------------- ------------

     Gross value added                                       398,559        87,908         454,320      138,327

     Retentions

        Depreciation, amortization and depletion             (67,785)      (53,847)        (73,412)     (57,289)
                                                      ---------------  ------------  -------------- ------------
     Net value added generated
        by the Company                                       330,774        34,061         380,908       81,038
                                                      ---------------  ------------  -------------- ------------
     Received in transfers
        Financial income - including monetary
          and exchange variations                             59,505        32,928          50,650       26,729
        Equity in results of subsidiary companies             (8,941)       26,619
                                                      ---------------  ------------  -------------- ------------
                                                              50,564        59,547          50,650       26,729

     Available value for distribution                        381,338        93,608         431,558      107,767
                                                      ===============  ============  ============== ============
     Distribution of value added

     Government and community
        Taxes and contributions                              152,011        17,221         164,511       23,799
        Support, sponsorship and donations                     2,408         1,953           2,410        1,953
                                                      ---------------  ------------  -------------- ------------
                                                             154,419        19,174         166,921       25,752

     Employees                                                25,811        23,511          30,330       26,981

     Interest on third parties' capital
        Financial expenses                                  (104,559)       53,678         (85,403)      44,779
        Capitalized interest                                               (11,727)                     (11,727)
                                                      ---------------  ------------  -------------- ------------
                                                            (104,559)       41,951         (85,403)      33,052

     Income withheld                                         305,667         8,972         319,710       21,982

     Total distributed and withheld                          381,338        93,608         431,558      107,767
                                                      ===============  ============  ============== ============

                                                                        Pag.: 26

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------

     Aracruz presented consolidated net income for the three-month period ended at March 31, 2003 of R$ 319,710, compared with the consolidated net income of R$ 21,982 in the same period of 2002. The results of the period refleted mainly the impacts of exchange rate variation .

     Aracruz finished goods at March 31, 2003 was 166,000 tons, the same volume as at December 31, 2002.

1.   Operational Activities

     o Commercial Performance

     The pulp sales in the quarter were 468,000 tons (consolidated - 497,000 tons), representing an derease of 54% compared to the same period of last year caused by the production increase and cellulose of the new line, begin 99% represented sales for clients outside of Brazil. The net average price during the first was US$ 404/t (consolidated - US$ 433/t), 33% (consolidated - 11%) higher than the same period of 2002 - US$ 304/t (consolidated - US$ 389/t). The unitary sales costs, for the three-month period ended at March 31, 2003 was 7% higher than the same period of the prior year, mainly because the increase in the production costs, freight and insurance costs.

     o Operational Performance

     During the second quarter, the Company produced 497,000 metric tons, 56% higher than the same quarter of 2002, caused by the production increase and cellulose of the new line. The average production cost for the three-month period ended March 31, 2003 was 6% higher than in the comparative period in the prior year, mainly because the increase of the wood costs (volumes and unit cost increases) and the chemicals produts used in the production process.


     Parent Company

     Cost Analysis                                                  1st Quarter
                                          -------------------------------------

     R$ per metric ton                            2003                    2002
                                          ----------------    -----------------

     Cost of goods sold (*)                        659                     618

     Selling expenses                               15                      16

     General and administrative expenses            29                      35

     Other operational expenses, net (**)           37                      11

     Total                                         740                     680

     Production cost (R$ per metric ton)           555                     526

     Tonnage sold (thousands)                  468,000                 304,770

     Tonnage produced (thousands)              496,858                 319,090

     (*) Includes the average cost of inventories plus freight, insurance and other indirect costs. R$ 108/ton (2002 - R$ 95 /ton).
     (**) Does not include monetary / exchange variation, financial income / expenses and equity in the results of subsidiaries.

                                                                        Pag.: 27

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
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     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
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     -------------------------------------------------------------
     05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
     -------------------------------------------------------------

2.   Evolution of Indebtedness


     Parent Company
     R$ thousands
                                        1st Quarter 2003     4rd Quarter 2002
                                       -----------------     -----------------

     o Local currency                            679,847              688,206

     o Foreign currency                        1,933,939            1,529,666

     o Cash and cash equivalents  (*)          1,552,958              891,900
                                       -----------------     -----------------

     Net debt                                  1,060,828            1,325,972
                                       =================     =================

     (*)  Includes debt securities.


     Consolidated
     R$ thousands
                                         1st Quarter 2003     4rd Quarter 2002
                                       ------------------     ------------------

     o Local currency                             746,696              749,511

     o Foreign currency                         2,619,034            2,222,426

     o Cash and cash equivalents  (**)          1,710,610              980,204
                                       ------------------     ------------------

        Net debt                                1,655,120             1,991,733
                                       ==================     ==================

     (**) Includes debt securities.

3.   Operational Investments

     During the quarter, the Company invested R$ 102,9 million (consolidated - R$ 135,9 million), compared with R$ 206,4 million (consolidated - R$ 216,9 million) in the comparative period in the previous year. The Company invested basically in its production (R$ 1,3 million), expansion project Fiberline C (R$ 40,8 million), land acquisition (R$ 30,5 million) and forestry activities (R$ 29,0 million) (consolidated). Silviculture projects required R$ 17,6 million (61%) of the forestry investments.

     The other investments totaled R$ 34,3 million, included Aracruz Produtos de Madeira S.A. and Veracel Celulose S.A.

                                                                        Pag.: 28

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -----------------------------------------------------------------
     06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
     -----------------------------------------------------------------

     1 - CODE     2 - DESCRIPTION                                  3 - DATE - 03/31/2003   4 - DATE - 12/31/2002
     -----------------------------------------------------------------------------------------------------------
     1            TOTAL ASSETS                                                6,752,759               5,932,899
     -----------------------------------------------------------------------------------------------------------
     1.1          CURRENT ASSETS                                              2,707,030               1,791,130
     -----------------------------------------------------------------------------------------------------------
     1.1.1        CASH AND CASH EQUIVALENTS                                     168,418                 102,337
     -----------------------------------------------------------------------------------------------------------
     1.1.2        CREDITS                                                       776,386                 604,155
     -----------------------------------------------------------------------------------------------------------
     1.1.2.1      ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                     453,117                 452,726
     -----------------------------------------------------------------------------------------------------------
     1.1.2.2      EMPLOYEES                                                       3,152                   3,327
     -----------------------------------------------------------------------------------------------------------
     1.1.2.3      SUPPLIERS                                                       4,141                   2,974
     -----------------------------------------------------------------------------------------------------------
     1.1.2.4      TAXES                                                         295,821                 123,721
     -----------------------------------------------------------------------------------------------------------
     1.1.2.5      OTHERS                                                         20,155                  21,407
     -----------------------------------------------------------------------------------------------------------
     1.1.3        INVENTORIES                                                   212,700                 202,941
     -----------------------------------------------------------------------------------------------------------
     1.1.3.1      SUPPLIES                                                       56,945                  55,337
     -----------------------------------------------------------------------------------------------------------
     1.1.3.2      RAW MATERIALS                                                  39,391                  36,022
     -----------------------------------------------------------------------------------------------------------
     1.1.3.3      FINISHED GOODS                                                104,605                 102,727
     -----------------------------------------------------------------------------------------------------------
     1.1.3.4      PRODUCTSD IN PROCESS                                           11,083                   8,467
     -----------------------------------------------------------------------------------------------------------
     1.1.3.5      OTHERS                                                            676                     388
     -----------------------------------------------------------------------------------------------------------
     1.1.4        OTHERS                                                      1,549,526                 881,697
     -----------------------------------------------------------------------------------------------------------
     1.1.4.1      DEBT SECURITIES                                             1,542,192                 877,867
     -----------------------------------------------------------------------------------------------------------
     1.1.4.2      FIXED ASSETS AVAILABLE FOR SALE                                     -                       -
     -----------------------------------------------------------------------------------------------------------
     1.1.4.3      PREPAID EXPENSES                                                7,324                   3,820
     -----------------------------------------------------------------------------------------------------------
     1.1.4.4      RETENTIONS ON FINANCING CONTRACTS                                   -                       -
     -----------------------------------------------------------------------------------------------------------
     1.1.4.5      OTHERS                                                             10                      10
     -----------------------------------------------------------------------------------------------------------
     1.2          LONG-TERM ASSETS                                              137,279                 300,066
     -----------------------------------------------------------------------------------------------------------
     1.2.1        CREDITS                                                        90,074                 252,444
     -----------------------------------------------------------------------------------------------------------
     1.2.1.1      SUPPLIERS                                                      61,574                  53,470
     -----------------------------------------------------------------------------------------------------------
     1.2.1.2      TAXES                                                          10,401                 180,875
     -----------------------------------------------------------------------------------------------------------
     1.2.1.3      CUSTOMER                                                       18,099                  18,099
     -----------------------------------------------------------------------------------------------------------
     1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES                               -                       -
     -----------------------------------------------------------------------------------------------------------
     1.2.2.1      FROM AFFILIATES                                                     -                       -
     -----------------------------------------------------------------------------------------------------------
     1.2.2.2      FROM SUBSIDIARIES                                                   -                       -
     -----------------------------------------------------------------------------------------------------------
     1.2.2.3      OTHERS                                                              -                       -
     -----------------------------------------------------------------------------------------------------------

                                                                        Pag.: 29

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -----------------------------------------------------------------
     06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
     -----------------------------------------------------------------

     1 - CODE     2 - DESCRIPTION                               3 - DATE - 03/31/2003  4 - DATE - 12/31/2002
     ----------------------------------------------------------------------------------------------------------
     1.2.3           OTHERS                                                   47,205                 47,622
     -------------------------------------------------------------------------------------------------------
     1.2.3.1         DEBT SECURITIES                                               -                      -
     -------------------------------------------------------------------------------------------------------
     1.2.3.2         ESCROW DEPOSITS                                          37,938                 37,535
     -------------------------------------------------------------------------------------------------------
     1.2.3.3         RETENTIONS ON FINANCING CONTRACTS                             -                      -
     -------------------------------------------------------------------------------------------------------
     1.2.3.4         OTHERS                                                    9,267                 10,087
     -------------------------------------------------------------------------------------------------------
     1.3             FIXED ASSETS                                          3,908,450              3,841,703
     -------------------------------------------------------------------------------------------------------
     1.3.1           INVESTMENTS                                              17,932                 13,312
     -------------------------------------------------------------------------------------------------------
     1.3.1.1         IN AFFILIATES                                                 -                      -
     -------------------------------------------------------------------------------------------------------
     1.3.1.2         IN SUBSIDIARIES                                          17,642                 13,022
     -------------------------------------------------------------------------------------------------------
     1.3.1.3         OTHER COMPANIES                                             290                    290
     -------------------------------------------------------------------------------------------------------
     1.3.2           PROPERTY, PLANT AND EQUIPMENT                         3,788,697              3,734,118
     -------------------------------------------------------------------------------------------------------
     1.3.2.1         LAND                                                    570,050                533,839
     -------------------------------------------------------------------------------------------------------
     1.3.2.2         BUILDINGS                                               434,075                408,776
     -------------------------------------------------------------------------------------------------------
     1.3.2.3         MACHINERY AND EQUIPMENT                               2,143,800              2,061,790
     -------------------------------------------------------------------------------------------------------
     1.3.2.4         FORESTS                                                 515,447                460,069
     -------------------------------------------------------------------------------------------------------
     1.3.2.6         CONSTRUCTION IN PROGRESS                                 76,016                221,340
     -------------------------------------------------------------------------------------------------------
     1.3.2.7         OTHERS                                                   49,309                 48,304
     -------------------------------------------------------------------------------------------------------
     1.3.3           DEFERRED CHARGES                                        101,821                 94,273
     -------------------------------------------------------------------------------------------------------
     1.3.3.1         INDUSTRIAL                                               13,634                 14,358
     -------------------------------------------------------------------------------------------------------
     1.3.3.2         FORESTS                                                       -                      -
     -------------------------------------------------------------------------------------------------------
     1.3.3.3         ADMINISTRATIVE                                                -                      -
     -------------------------------------------------------------------------------------------------------
     1.3.3.4         OTHERS                                                   88,187                 79,915
     -------------------------------------------------------------------------------------------------------

                                                                        Pag.: 30

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -----------------------------------------------------------------
     06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
     -----------------------------------------------------------------

     1 - CODE       2 - DESCRIPTION                             3 - DATE - 03/31/2003  4 - DATE - 12/31/2002
     -------------------------------------------------------------------------------------------------------
     2               TOTAL LIABILITIES                                    6,752,759              5,932,899
     ------------------------------------------------------------------------------------------------------
     2.1             CURRENT LIABILITIES                                  2,163,344              1,146,247
     ------------------------------------------------------------------------------------------------------
     2.1.1           LOANS AND FINANCING                                  1,596,703                692,950
     ------------------------------------------------------------------------------------------------------
     2.1.2           DEBENTURES                                                   -                      -
     ------------------------------------------------------------------------------------------------------
     2.1.3           SUPPLIERS                                              169,805                166,717
     ------------------------------------------------------------------------------------------------------
     2.1.4           TAXES                                                  132,036                 14,542
     ------------------------------------------------------------------------------------------------------
     2.1.5           DIVIDENDS PAYABLE                                        1,011                  1,016
     ------------------------------------------------------------------------------------------------------
     2.1.6           PROVISIONS                                              12,967                 23,093
     ------------------------------------------------------------------------------------------------------
     2.1.6.1         VACATION AND 13rd  SALARY                               10,155                 10,912
     ------------------------------------------------------------------------------------------------------
     2.1.6.2         PROFIT SHARING                                           2,812                 12,181
     ------------------------------------------------------------------------------------------------------
     2.1.7           LOANS FROM RELATED PARTIES                                   -                      -
     ------------------------------------------------------------------------------------------------------
     2.1.8           OTHERS                                                 250,822                247,929
     ------------------------------------------------------------------------------------------------------
     2.1.8.1         PROPOSED DIVIDENDS                                     247,331                247,331
     ------------------------------------------------------------------------------------------------------
     2.1.8.2         OTHERS                                                   3,491                    598
     ------------------------------------------------------------------------------------------------------
     2.2             LONG-TERM LIABILITIES                                2,038,527              2,591,335
     ------------------------------------------------------------------------------------------------------
     2.2.1           LOANS AND FINANCING                                  1,769,027              2,278,987
     ------------------------------------------------------------------------------------------------------
     2.2.2           DEBENTURES                                                   -                      -
     ------------------------------------------------------------------------------------------------------
     2.2.3           PROVISIONS                                                   -                      -
     ------------------------------------------------------------------------------------------------------
     2.2.4           LOANS FROM RELATED PARTIES                                   -                      -
     ------------------------------------------------------------------------------------------------------
     2.2.5           OTHERS                                                 269,500                312,348
     ------------------------------------------------------------------------------------------------------
     2.2.5.1         SUPPLIERS                                               63,281                 71,065
     ------------------------------------------------------------------------------------------------------
     2.2.5.2         TAX CONTINGENCIES                                      175,067                216,765
     ------------------------------------------------------------------------------------------------------
     2.2.5.3         LABOR CONTINGENCIES                                     15,569                 15,091
     ------------------------------------------------------------------------------------------------------
     2.2.5.4         OTHERS                                                  15,583                  9,427
     ------------------------------------------------------------------------------------------------------
     2.3             DEFERRED INCOME                                              -                      -
     ------------------------------------------------------------------------------------------------------
     2.4             MINORITY INTEREST                                          689                    669
     ------------------------------------------------------------------------------------------------------

                                                                        Pag.: 31

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -----------------------------------------------------------------
     06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
     -----------------------------------------------------------------

     1 - CODE        2-- DESCRIPTION                              3 - DATE - 03/31/2003  4 - DATE - 12/31/2002
     -------------------------------------------------------------------------------------------------------------
     2.5             STOCKHOLDER'S EQUITY                                     2,550,199              2,194,648
     ----------------------------------------------------------------------------------------------------------
     2.5.1           PAID-IN CAPITAL                                          1,854,507              1,854,507
     ----------------------------------------------------------------------------------------------------------
     2.5.1.1         COMMON STOCK                                               783,599                783,599
     ----------------------------------------------------------------------------------------------------------
     2.5.1.2         PREFERRED STOCK                                          1,070,908              1,070,908
     ----------------------------------------------------------------------------------------------------------
     2.5.2           CAPITAL RESERVES                                            35,841                      -
     ----------------------------------------------------------------------------------------------------------
     2.5.3           REVALUATION RESERVE                                              -                      -
     ----------------------------------------------------------------------------------------------------------
     2.5.3.1         OWN ASSETS                                                       -                      -
     ----------------------------------------------------------------------------------------------------------
     2.5.3.2         SUBSIDIARIES / AFFILIATES                                        -                      -
     ----------------------------------------------------------------------------------------------------------
     2.5.4           REVENUE RESERVES                                           405,865                405,865
     ----------------------------------------------------------------------------------------------------------
     2.5.4.1         LEGAL                                                      125,972                125,972
     ----------------------------------------------------------------------------------------------------------
     2.5.4.2         STATUTORY                                                        -                      -
     ----------------------------------------------------------------------------------------------------------
     2.5.4.3         FOR CONTINGENCIES                                                -                      -
     ----------------------------------------------------------------------------------------------------------
     2.5.4.4         UNREALIZED INCOME                                                -                      -
     ----------------------------------------------------------------------------------------------------------
     2.5.4.5         FOR INVESTMENTS                                            288,035                288,035
     ----------------------------------------------------------------------------------------------------------
     2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                            -                      -
     ----------------------------------------------------------------------------------------------------------
     2.5.4.7         OTHER UNREALIZED INCOME                                    (8,142)                (8,142)
     ----------------------------------------------------------------------------------------------------------
     2.5.4.7.1       TREASURY STOCK                                             (8,142)                (8,142)
     ----------------------------------------------------------------------------------------------------------
     2.5.5           RETAINED EARNINGS                                          253,986               (65,724)
     ----------------------------------------------------------------------------------------------------------

                                                                        Pag.: 32

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     -------------------------------------------------------------
     07.01 - CONSOLIDATED STATEMENT OF OPERATIONS - THOUSAND OF R$
     -------------------------------------------------------------

                                                                                   3-FROM: 01/01/2003      4-FROM: 01/01/2003
     1 - CODE     2 - DESCRIPTION                                                         TO:   03/31/2003        TO:   03/31/2003
     -----------------------------------------------------------------------------------------------------------------------------
     3.1          GROSS SALES AND SERVICES  REVENUE                                                822,384                822,384
     -----------------------------------------------------------------------------------------------------------------------------
     3.2          SALES TAXES AND OTHER DEDUCTIONS                                                 (59,338)               (59,338)
     -----------------------------------------------------------------------------------------------------------------------------
     3.3          NET SALES REVENUE                                                                763,046                763,046
     -----------------------------------------------------------------------------------------------------------------------------
     3.4          COST OF GOODS SOLD                                                              (333,389)              (333,389)
     -----------------------------------------------------------------------------------------------------------------------------
     3.5          GROSS PROFIT                                                                     429,657                429,657
     -----------------------------------------------------------------------------------------------------------------------------
     3.6          OPERATING (EXPENSES) INCOME                                                       55,485                 55,485
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.1        SELLING                                                                          (32,958)               (32,958)
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.2        GENERAL AND ADMINISTRATIVE                                                       (17,208)               (17,208)
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.3        FINANCIAL                                                                        121,154                121,154
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.3.1      FINANCIAL INCOME                                                                  50,650                 50,650
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.3.2      FINANCIAL EXPENSES                                                                70,504                 70,504
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.4        OTHER OPERATING INCOME                                                             1,237                  1,237
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.5        OTHER OPERATING EXPENSES                                                         (16,740)               (16,740)
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.6        EQUITY IN THE RESULTS OF  SUBSIDIARIES                                                 -                      -
     -----------------------------------------------------------------------------------------------------------------------------
     3.7          OPERATING INCOME (LOSS)                                                          485,142                485,142
     -----------------------------------------------------------------------------------------------------------------------------
     3.8          NON-OPERATING (EXPENSES)  INCOME                                                 (18,557)               (18,557)
     -----------------------------------------------------------------------------------------------------------------------------
     3.8.1        INCOME                                                                               111                    111
     -----------------------------------------------------------------------------------------------------------------------------
     3.8.2        EXPENSES                                                                         (18,668)               (18,668)
     -----------------------------------------------------------------------------------------------------------------------------
     3.9          INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                     466,585                466,585
     -----------------------------------------------------------------------------------------------------------------------------
     3.10         INCOME TAX AND SOCIAL CONTRIBUTION                                               (123,732)              (123,732)
     -----------------------------------------------------------------------------------------------------------------------------
     3.11         DEFERRED INCOME TAX ES                                                            (23,123)               (23,123)
     -----------------------------------------------------------------------------------------------------------------------------
     3.12         MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                     -                      -
     -----------------------------------------------------------------------------------------------------------------------------
     3.12.1       PARTICIPATIONS                                                                          -                      -
     -----------------------------------------------------------------------------------------------------------------------------
     3.12.2       REMUNERATION                                                                            -                      -
     -----------------------------------------------------------------------------------------------------------------------------
     3.14         MINORITY INTEREST                                                                    (20)                   (20)
     -----------------------------------------------------------------------------------------------------------------------------
     3.15         NET INCOME (LOSS) FOR THE PERIOD                                                 319,710                319,710
     -----------------------------------------------------------------------------------------------------------------------------
                  CAPITAL STOCK-QUANTITY (THOUSANDS)                                             1,030,697              1,030,697
     -----------------------------------------------------------------------------------------------------------------------------
                  EARNINGS PER SHARE                                                               0,31019                0,31019
     -----------------------------------------------------------------------------------------------------------------------------
                  LOSS PER SHARE                                                                         -                      -
     -----------------------------------------------------------------------------------------------------------------------------

                                                                                  5-FROM: 01/01/2002        6-FROM: 01/01/2002
                                                                                    TO:   03/31/2002          TO:   03/31/2002

                                                                               ------------------------------------------------
     1 - CODE     2 - DESCRIPTION
     3.1          GROSS SALES AND SERVICES  REVENUE                                              314,793                 314,793
     -----------------------------------------------------------------------------------------------------------------------------
     3.2          SALES TAXES AND OTHER DEDUCTIONS                                               (18,367)                (18,367)
     -----------------------------------------------------------------------------------------------------------------------------
     3.3          NET SALES REVENUE                                                              296,426                 296,426
     -----------------------------------------------------------------------------------------------------------------------------
     3.4          COST OF GOODS SOLD                                                            (202,099)               (202,099)
     -----------------------------------------------------------------------------------------------------------------------------
     3.5          GROSS PROFIT                                                                    94,327                  94,327
     -----------------------------------------------------------------------------------------------------------------------------
     3.6          OPERATING (EXPENSES) INCOME                                                    (52,467)                (52,467)
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.1        SELLING                                                                        (15,869)                (15,869)
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.2        GENERAL AND ADMINISTRATIVE                                                     (14,237)                (14,237)
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.3        FINANCIAL                                                                      (15,566)                (15,566)
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.3.1      FINANCIAL INCOME                                                                26,729                  26,729
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.3.2      FINANCIAL EXPENSES                                                             (42,295)                (42,295)
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.4        OTHER OPERATING INCOME                                                           4,670                   4,670
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.5        OTHER OPERATING EXPENSES                                                       (11,465)                (11,465)
     -----------------------------------------------------------------------------------------------------------------------------
     3.6.6        EQUITY IN THE RESULTS OF  SUBSIDIARIES                                               -                       -
     -----------------------------------------------------------------------------------------------------------------------------
     3.7          OPERATING INCOME (LOSS)                                                         41,860                  41,860
     -----------------------------------------------------------------------------------------------------------------------------
     3.8          NON-OPERATING (EXPENSES)  INCOME                                                  (675)                   (675)
     -----------------------------------------------------------------------------------------------------------------------------
     3.8.1        INCOME                                                                             740                     740
     -----------------------------------------------------------------------------------------------------------------------------
     3.8.2        EXPENSES                                                                        (1,415)                 (1,415)
     -----------------------------------------------------------------------------------------------------------------------------
     3.9          INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                   41,185                  41,185
     -----------------------------------------------------------------------------------------------------------------------------
     3.10         INCOME TAX AND SOCIAL CONTRIBUTION                                             (11,078)                (11,078)
     -----------------------------------------------------------------------------------------------------------------------------
     3.11         DEFERRED INCOME TAX ES                                                          (8,145)                 (8,145)
     -----------------------------------------------------------------------------------------------------------------------------
     3.12         MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                  -                       -
     -----------------------------------------------------------------------------------------------------------------------------
     3.12.1       PARTICIPATIONS                                                                       -                       -
     -----------------------------------------------------------------------------------------------------------------------------
     3.12.2       REMUNERATION                                                                         -                       -
     -----------------------------------------------------------------------------------------------------------------------------
     3.14         MINORITY INTEREST                                                                   20                      20
     -----------------------------------------------------------------------------------------------------------------------------
     3.15         NET INCOME (LOSS) FOR THE PERIOD                                                21,982                  21,982
     -----------------------------------------------------------------------------------------------------------------------------
                  CAPITAL STOCK-QUANTITY (THOUSANDS)                                           1,032,071               1,032,071
     -----------------------------------------------------------------------------------------------------------------------------
                  EARNINGS PER SHARE                                                             0,02130                 0,02130
     -----------------------------------------------------------------------------------------------------------------------------
                  LOSS PER SHARE                                                                       -                       -
     -----------------------------------------------------------------------------------------------------------------------------

                                                                        Pag.: 33

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     --------------------------------------------------------------------------
     08.01 - COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE FOR THE QUARTER
     --------------------------------------------------------------------------

     The comments related to the Company's consolidated performance for the quarter are presented together with the comments related to the Company's performance in section 5.


                                                                        Pag.: 34

     FEDERAL PUBLIC SERVICE
     CVM - SECURITIES COMMISSION                           Corporate Legislation
     QUARTERLY INFORMATION - ITR                             Period - 03/31/2003
     COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

     01.01 - IDENTIFICATION
     ---------------------------------------------------------------------------
     01 - CVM CODE                 02  - NAME OF COMPANY      03 - TAXPAYER N(0)
        0043-4                     Aracruz Celulose S.A       42.157.511/0001-61
     ---------------------------------------------------------------------------

     --------------------------------------------------------------
     10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES
     --------------------------------------------------------------

     CHARACTERISTICS OF ISSUE                       1-ISSUED                           2-ISSUED

      01   ISSUE ORDER NO.                                      5TH                                 5TH
     --------------------------------------------------------------------------------------------------------------
      02   NO. OF REGISTER CVM                           SEP/GER/DEB-90/033                 SEP/GER/DEB-90/043
     --------------------------------------------------------------------------------------------------------------
      03   DATE OF REGISTER CVM                              05/31/1990                         08/10/1990
     --------------------------------------------------------------------------------------------------------------
      04   SERIES ISSUED                                    FIRST SERIES                       SECOND SERIES
     --------------------------------------------------------------------------------------------------------------
      05   TYPE                                      NOMINATIVE NON-ENDORSABLE           NOMINATIVE NON-ENDORSABLE
     --------------------------------------------------------------------------------------------------------------
      06   NATURE                                              PUBLIC                             PRIVATE
     --------------------------------------------------------------------------------------------------------------
      07   DATE OF ISSUE                                     05/01/1990                         05/01/1990
     --------------------------------------------------------------------------------------------------------------
      08   MATURITY DATE                                     05/01/2005                         11/01/2005
     --------------------------------------------------------------------------------------------------------------
      09   TYPE OF DEBENTURE                                SUBORDINATED                       SUBORDINATED
     --------------------------------------------------------------------------------------------------------------
      10   INTEREST                                         TR + 6% a.a.                       TR + 6% a.a.
     --------------------------------------------------------------------------------------------------------------
      11   PREMIUM / DISCOUNT                                    -                                   -
     --------------------------------------------------------------------------------------------------------------
      12   FACE VALUE IN R$                                   1,854.81                           1,854.81
     --------------------------------------------------------------------------------------------------------------
      13   AMOUNT ISSUED IN R$ (`000)                         166,932                             166,932
     --------------------------------------------------------------------------------------------------------------
      14   QUANTITY ISSUED                                     90,000                             90,000
     --------------------------------------------------------------------------------------------------------------
      15   DESTINATION OF DEBENTURES ISSUED                      -                                   -
     --------------------------------------------------------------------------------------------------------------
     15.1  IN CIRCULATION                                        -                                   -
     --------------------------------------------------------------------------------------------------------------
     15.2  IN TREASURY                                         90,000                             90,000
     --------------------------------------------------------------------------------------------------------------
      16   LAST INTEREST-RENEGOTIATION DATE                  10/01/1995                         10/01/1995
     --------------------------------------------------------------------------------------------------------------


                                                                        Pag.: 35

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER N(0)
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------

---------------------------
15.01 - INVESTMENT PROJECTS
---------------------------

The comments related to investments are presented in note 3 of section 05.

                                                                        Pag.: 36

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER N(0)
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------

-------------------------------------
16.01 -  Other relevants informations
-------------------------------------

Shareholders with over 5% of common shares.

Pursuant to the Regulation of Corporate Governance Practices (Level 1), the following table sets forth the stock position on March 31, 2003.

-------------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - NAME                    3 - TAXPAYER NO./CPF   4 - NATIONALITY  5 - STATE        COMMON STOCK
                                                                                           ------------------------------
                                                                                           6 - QU'TY    7 - %
                                                                                            (000)
-------------------------------------------------------------------------------------------------------------------------
  01        Newark Financial Inc.                  -            B.V. Islands       -         127,507      28.00
-------------------------------------------------------------------------------------------------------------------------
  02        Sodepa S.A.                    43.826.833/0001-19    Brazilian        SP         127,507      28.00
-------------------------------------------------------------------------------------------------------------------------
  03        Arapar S.A.                    29.282.803/0001-68    Brazilian        RJ         127,494      28.00
-------------------------------------------------------------------------------------------------------------------------
  04        Lorentzen Empreendimentos      00.383.281/0001-09    Brazilian        RJ              12          0
-------------------------------------------------------------------------------------------------------------------------
  05        BNDES Participacoes  S.A.      00.383.281/0001-09    Brazilian        RJ          56,881      12.50
-------------------------------------------------------------------------------------------------------------------------
  97        Treasuary Stock                        -                 -             -             483       0.10
-------------------------------------------------------------------------------------------------------------------------
  98        Others                                 -                 -             -          15,507       3.40
-------------------------------------------------------------------------------------------------------------------------
  99        Total                                                                            455,391     100.00
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
1 - ITEM    2 - NAME                        PREFERRED STOCK          TOTAL SHARES
                                           --------------------  --------------------------
                                           8 - QU'TY   9 - %     10 - QU'TY     11 - %
                                               (000)                 (000)
-------------------------------------------------------------------------------------------
  01        Newark Financial Inc.                 -        -        127,507      12.35
-------------------------------------------------------------------------------------------
  02        Sodepa S.A.                      85,611    14.83        213,118      21.00
-------------------------------------------------------------------------------------------
  03        Arapar S.A.                           -        -        127,494      12.35
-------------------------------------------------------------------------------------------
  04        Lorentzen Empreendimentos                                    12
-------------------------------------------------------------------------------------------
  05        BNDES Participacoes  S.A.        56,985     9.87        113,866      11.00
-------------------------------------------------------------------------------------------
  97        Treasuary Stock                                             483       0.05
-------------------------------------------------------------------------------------------
  98        Others                          434,567    75.30        450,074      43.25
-------------------------------------------------------------------------------------------
  99        Total                           577,163   100.00      1,032,554     100.00
-------------------------------------------------------------------------------------------

                                                                        Pag.: 37

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION

01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER N(0)
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61

------------------------------------
16.01 - Other relevants informations
------------------------------------

Distribution of stock capital from stockholders level to individual investor level

1 - ITEM                02  - NAME OF THE HOLDING COMPANY/ INVESTOR            2 - DATE OF CAPITAL COMPOSITION

    01                        NEWARK FINANCIAL INC.                                03/31/2003

-------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                             3 - TAXPAYER NO.      4 - NATIONALITY  5 - STATE     COMMON STOCK
                                                                                                    ---------------------------
                                                                                                    6 - QU'TY       7 - %
-------------------------------------------------------------------------------------------------------------------------------
    0101    VCP Exportadora e Participacoes S.A.  04.200.557-0001/27      Brazilian        SP            50,000      100.00
-------------------------------------------------------------------------------------------------------------------------------
    0199    Total                                                                                        50,000      100.00
-------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                                PREFERRED STOCK             TOTAL SHARES
                                                 -------------------------  -----------------------
                                                 8 - QU'TY       9 - %      10 - QU'TY      11 - %
---------------------------------------------------------------------------------------------------
    0101    VCP Exportadora e Participacoes S.A.                                  50,000    100.00
---------------------------------------------------------------------------------------------------
    0199    Total                                                                 50,000    100.00
---------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
1 - ITEM      02  - Name of THE holding company/ investor        2 - DATE OF CAPITAL COMPOSITION
0101          VCP EXPORTADORA E PARTICIPACOES S.A                    03/31/2003
---------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              3 - TAXPAYER NO.         4 - NATIONALITY  5 - STATE      COMMON STOCK
                                                                                                          ----------------------
                                                                                                          6 - QU'TY    7 - %
--------------------------------------------------------------------------------------------------------------------------------
  010101        Votorantim Celulose e Papel S.A.       60.643.228-0001/21        Brazilian        SP     70,200,100    100.00
--------------------------------------------------------------------------------------------------------------------------------
  010199        Total                                                                                    70,200,100    100.00
--------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                                  PREFERRED STOCK             TOTAL SHARES
                                                     ---------------------------------------------------
                                                     8 - QU'TY      9 - %      10 - QU'TY     11 - %
--------------------------------------------------------------------------------------------------------
  010101        Votorantim Celulose e Papel S.A.                               70,200,100      100.00
--------------------------------------------------------------------------------------------------------
  010199        Total                                                          70,200,100      100.00
--------------------------------------------------------------------------------------------------------


                                                                        Pag.: 38

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION

01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER N(0)
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61

--------------------------------------------------------------------------------
16.01 - Other relevants informations
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1 - ITEM       02 - NAME OF THE HOLDING COMPANY/INVESTOR                                     2 - DATE OF CAPITAL COMPOSITION
010101         VOTORANTIM CELULOSE E PAPEL S.A.                                              03/31/2003
----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                               3 - TAXPAYER NO.     4 - NATIONALITY  5 - STATE       COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY      7 - %
-----------------------------------------------------------------------------------------------------------------------------
  01010101     Votocel Filmes Flexiveis Ltda           61.397.246/0001-33      Brazilian       SP      18,804,569,388   88.95
-----------------------------------------------------------------------------------------------------------------------------
  01010102     Nova HPI Participacoes Ltda             65.785.669/0001-81      Brazilian       SP       2,335,920,930   11.05
-----------------------------------------------------------------------------------------------------------------------------
  01010103     Acoes em Condominio                                                                                  3    0.00
-----------------------------------------------------------------------------------------------------------------------------
  01010104     BNDES Participacoes S.A. - BNDESPAR     00.383.281/0001-09      Brazilian       RJ
-----------------------------------------------------------------------------------------------------------------------------
  01010105     Cimento Rio Branco S.A.                 64.132.236/0001-64      Brazilian       SP
-----------------------------------------------------------------------------------------------------------------------------
  01010106     Outros
-----------------------------------------------------------------------------------------------------------------------------
  01010107     Acoes em Tesouraria
-----------------------------------------------------------------------------------------------------------------------------
  01010199     Total                                                                                   21,140,490,321  100.00
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                                      PREFERRED STOCK              TOTAL SHARES
                                                            ------------------------------------------------
                                                            8 - QU'TY      9 - %      10 - QU'TY      11 - %
------------------------------------------------------------------------------------------------------------
  01010101     Votocel Filmes Flexiveis Ltda                616,942,976     3.59     19,421,512,364    50.68
------------------------------------------------------------------------------------------------------------
  01010102     Nova HPI Participacoes Ltda                  147,955,225     0.86      2,483,876,155     6.48
------------------------------------------------------------------------------------------------------------
  01010103     Acoes em Condominio                                                                3     0.00
------------------------------------------------------------------------------------------------------------
  01010104     BNDES Participacoes S.A. - BNDESPAR        5,797,290,661    33.74      5,797,290,661    15.13
------------------------------------------------------------------------------------------------------------
  01010105     Cimento Rio Branco S.A.                       85,500,000     0.50         85,500,000     0.22
------------------------------------------------------------------------------------------------------------
  01010106     Outros                                    10,427,140,370    60.69     10,427,140,370    27.21
------------------------------------------------------------------------------------------------------------
  01010107     Acoes em Tesouraria                          107,380,000     0.62        107,380,000     0.28
------------------------------------------------------------------------------------------------------------
  01010199     Total                                     17,182,209,232   100.00     38,322,699,553   100.00
------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1 - ITEM       02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                   2 - DATE OF CAPITAL COMPOSITION
01010101       VOTOCEL FILMES FLEXIVEIS LTDA                                                 03/31/2003
----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                               3 - TAXPAYER NO.     4 - NATIONALITY  5 - STATE       COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY      7 - %
-----------------------------------------------------------------------------------------------------------------------------
0101010101     Votorantim Participacoes S.A.           61.082.582/0001-97      Brazilian       SP           5,018,348  100.00
-----------------------------------------------------------------------------------------------------------------------------
0101010102     Hejoassu Asministracao Ltda             61.194.148/0001-07      Brazilian       SP                   1    0.00
-----------------------------------------------------------------------------------------------------------------------------
0101010199     Total                                                                                        5,018,349  100.00
-----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                                PREFERRED STOCK              TOTAL SHARES
                                                      -------------------------------------------------
                                                      8 - QU'TY      9 - %      10 - QU'TY      11 - %
-------------------------------------------------------------------------------------------------------
0101010101     Votorantim Participacoes S.A.                                        5,018,348   100.00
-------------------------------------------------------------------------------------------------------
0101010102     Hejoassu Asministracao Ltda                                                  1     0.00
-------------------------------------------------------------------------------------------------------
0101010199     Total                                                                5,018,349   100.00
-------------------------------------------------------------------------------------------------------


                                                                        Pag.: 39

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION

01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61

--------------------------------------------------------------------------------
16.01 - Other relevants informations
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
01010102          NOVA HPI PARTICIPACOES LTDA                                                03/31/2003
----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                               3 - TAXPAYER NO.     4 - NATIONALITY  5 - STATE       COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY      7 - %
-----------------------------------------------------------------------------------------------------------------------------
0101010201        Votorantim Participacoes S.A.           61.082.582/0001-97     Brazilian     SP           7,212,408  100,00
-----------------------------------------------------------------------------------------------------------------------------
0101010202        Hejoassu Asministracao Ltda             61.194.148/0001-07     Brazilian     SP                   1    0,00
-----------------------------------------------------------------------------------------------------------------------------
0101010299        Total                                                                                     7,212,409  100.00
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                               PREFERRED STOCK              TOTAL SHARES
                                                     ------------------------------------------------
                                                     8 - QU'TY      9 - %      10 - QU'TY      11 - %
-----------------------------------------------------------------------------------------------------
0101010201        Votorantim Participacoes S.A.                                    7,212,408   100,00
-----------------------------------------------------------------------------------------------------
0101010202        Hejoassu Asministracao Ltda                                              1     0,00
-----------------------------------------------------------------------------------------------------
0101010299        Total                                                            7,212,409   100.00
-----------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
0101010101        VOTORANTIM PARTICIPACOES S.A.                                              03/31/2003
----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                               3 - TAXPAYER NO.     4 - NATIONALITY  5 - STATE       COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY      7 - %
-----------------------------------------------------------------------------------------------------------------------------
010101010101      Hejoassu Administracao Ltda             61.194.148/0001-07     Brazilian     SP       4,039,553,777   98.16
-----------------------------------------------------------------------------------------------------------------------------
010101010102      Jose Ermirio de Moraes Filho - espolio    039.682.948-15       Brazilian     SP          19,026,623    0.46
-----------------------------------------------------------------------------------------------------------------------------
010101010103      Antonio Ermirio de Moraes                 004.806.578-15       Brazilian     SP          19,026,623    0.46
-----------------------------------------------------------------------------------------------------------------------------
010101010104      Ermirio Pereira de Moraes                 499.217.118-49       Brazilian     SP          19,026,623    0.46
-----------------------------------------------------------------------------------------------------------------------------
010101010105      Maria Helena Moraes Scripilliti           174.502.828-52       Brazilian     SP          19,026,623    0.46
-----------------------------------------------------------------------------------------------------------------------------
010101010199      Total                                                                                 4,115,660,269  100.00
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                                     PREFERRED STOCK              TOTAL SHARES
                                                           ------------------------------------------------
                                                           8 - QU'TY      9 - %      10 - QU'TY      11 - %
-----------------------------------------------------------------------------------------------------------
010101010101      Hejoassu Administracao Ltda                                        4,039,553,777    98.16
-----------------------------------------------------------------------------------------------------------
010101010102      Jose Ermirio de Moraes Filho - espolio                                19,026,623     0.46
-----------------------------------------------------------------------------------------------------------
010101010103      Antonio Ermirio de Moraes                                             19,026,623     0.46
-----------------------------------------------------------------------------------------------------------
010101010104      Ermirio Pereira de Moraes                                             19,026,623     0.46
-----------------------------------------------------------------------------------------------------------
010101010105      Maria Helena Moraes Scripilliti                                       19,026,623     0.46
-----------------------------------------------------------------------------------------------------------
010101010199      Total                                                              4,115,660,269   100.00
-----------------------------------------------------------------------------------------------------------



                                                                        Pag.: 40

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - Other relevants informations
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
0101010102        HEJOASSU ADMINISTRACAO LTDA                                                03/31/2003
----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                               3 - TAXPAYER NO.     4 - NATIONALITY  5 - STATE       COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY      7 - %
-----------------------------------------------------------------------------------------------------------------------------
010101010201      Jose Ermirio de Moraes Filho - espolio    039.682.948-15       Brazilian     SP             400,000   25.00
-----------------------------------------------------------------------------------------------------------------------------
010101010202      AEM Participacoes S.A.                                         Brazilian     SP             400,000   25.00
-----------------------------------------------------------------------------------------------------------------------------
010101010203      ERMAN Participacoes S.A.                                       Brazilian     SP             400,000   25.00
-----------------------------------------------------------------------------------------------------------------------------
010101010204      MRC Participacoes S.A.                                         Brazilian     SP             400,000   25.00
-----------------------------------------------------------------------------------------------------------------------------
010101010299      Total                                                                                     1,600,000  100.00
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                                     PREFERRED STOCK              TOTAL SHARES
                                                            ------------------------------------------------
                                                             8 - QU'TY      9 - %      10 - QU'TY      11 - %
------------------------------------------------------------------------------------------------------------
010101010201      Jose Ermirio de Moraes Filho - espolio                                   400,000    25.00
------------------------------------------------------------------------------------------------------------
010101010202      AEM Participacoes S.A.                                                   400,000    25.00
------------------------------------------------------------------------------------------------------------
010101010203      ERMAN Participacoes S.A.                                                 400,000    25.00
------------------------------------------------------------------------------------------------------------
010101010204      MRC Participacoes S.A.                                                   400,000    25.00
------------------------------------------------------------------------------------------------------------
010101010299      Total                                                                  1,600,000   100.00
------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
01010105          CIMENTO RIO BRANCO S.A.                                                    03/31/2003
----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                               3 - TAXPAYER NO.     4 - NATIONALITY  5 - STATE       COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY      7 - %
-----------------------------------------------------------------------------------------------------------------------------
0101010501        Hejoassu Administracao Ltda             61.194.148/0001-07     Brazilian     SP       1,178,189,031   62.29
0101010502        Votorantim Investimentos Industriais    03.407.049/0001-51     Brazilian     SP         701,356,114   37.08
0101010503        Latin America Cement Inv. Limited                                                        11,900,899    0.63
0101010504        Jose Ermirio de Moraes Filho              039.682.948-15       Brazilian     SP                   1    0.00
0101010505        Jose Ermirio de Moraes Neto               817.568.288-49                                          1    0.00
0101010506        Jose Roberto Ermirio de Moraes            029.080.178-81                                          1    0.00
01010105099       Total                                                                                 1,891,446,047  100.00
-----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                                  PREFERRED STOCK              TOTAL SHARES
                                                         ------------------------------------------------
                                                         8 - QU'TY     9 - %      10 - QU'TY      11 - %
---------------------------------------------------------------------------------------------------------
0101010501        Hejoassu Administracao Ltda                                      1,178,189,031    62.29
0101010502        Votorantim Investimentos Industriais                               701,356,114    37.08
0101010503        Latin America Cement Inv. Limited                                   11,900,899     0.63
0101010504        Jose Ermirio de Moraes Filho                                                 1     0.00
0101010505        Jose Ermirio de Moraes Neto                                                  1     0.00
0101010506        Jose Roberto Ermirio de Moraes                                               1     0.00
01010105099       Total                                                            1,891,446,047   100.00
---------------------------------------------------------------------------------------------------------

                                                                        Pag.: 41

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - Other relevants informations
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
010101010502          VOTORANTIM INVESTIMENTOS INDUSTRIAIS LTDA                                  03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                               3 - TAXPAYER NO.     4 - NATIONALITY  5 - STATE       COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY      7 - %
-----------------------------------------------------------------------------------------------------------------------------
01010101050201    Votorantim PArticipacoes S.A.       61.082.582/0001-97     Brazilian     SP       3,642,158,804  100.00
-----------------------------------------------------------------------------------------------------------------------------
01010101050202    Marcus Olyntho de C. Arruda           067.020.158-87       Brazilian     SP               2,500    0.00
-----------------------------------------------------------------------------------------------------------------------------
01010101050203    Nelson Koichi Shimada                 001.231.868-03       Brazilian     SP               2,500    0.00
-----------------------------------------------------------------------------------------------------------------------------
010101010502099   Total                                                                             3,642,163,804  100.00
-----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
1 - ITEM          2 - NAME                               PREFERRED STOCK              TOTAL SHARES
                                                         ------------------------------------------------
                                                         8 - QU'TY      9 - %      10 - QU'TY      11 - %
---------------------------------------------------------------------------------------------------------
01010101050201       Votorantim PArticipacoes S.A.                                 3,642,158,804   100.00
---------------------------------------------------------------------------------------------------------
01010101050202       Marcus Olyntho de C. Arruda                                           2,500     0.00
---------------------------------------------------------------------------------------------------------
01010101050203       Nelson Koichi Shimada                                                 2,500     0.00
---------------------------------------------------------------------------------------------------------
010101010502099      Total                                                         3,642,163,804   100.00
---------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
  02                  SODEPA S.A.                                                                03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                     3 - TAXPAYER NO.         4 - NATIONALITY     5 - STATE         COMMON STOCK
                                                                                                   ------------------------
                                                                                                   6 - QU'TY (000)    7 - %
---------------------------------------------------------------------------------------------------------------------------
      0201    Joseph Yacoub Safra              006.062.278-49           Brazilian          SP            12,965       49.99
---------------------------------------------------------------------------------------------------------------------------
      0202     Moise Yacoub Safra              006.062.198-20           Brazilian          SP            12,965       49.99
---------------------------------------------------------------------------------------------------------------------------
      0203     Others                                 -                     -              -                  2        0.02
---------------------------------------------------------------------------------------------------------------------------
      0299    Total                                                                                      25,932      100.00
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                           PREFERRED STOCK             TOTAL SHARES
                                          ----------------------------------------------------
                                          8 - QU'TY (000)    9 - %   10 - QU'TY (000)   11 - %
----------------------------------------------------------------------------------------------
      0201    Joseph Yacoub Safra                      5      16.67           12,970     49.96
----------------------------------------------------------------------------------------------
      0202     Moise Yacoub Safra                      5      16.67           12,970     49.96
----------------------------------------------------------------------------------------------
      0203     Others                                 20      66.66               22      0.08
----------------------------------------------------------------------------------------------
      0299    Total                                  30,000  100.00           25,962    100.00
----------------------------------------------------------------------------------------------



                                                                        Pag.: 42

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - Other relevants informations
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
  03                  ARAPAR S.A.                                                                03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                   3 - TAXPAYER NO.          4 - NATIONALITY      5 - STATE         COMMON STOCK
                                                                                                    -----------------------
                                                                                                    6 - QU'TY       7 - %
---------------------------------------------------------------------------------------------------------------------------
  0301         Lorenpar S.A.                29.302.148/0001-62          Brazilian          RJ       747,051,991       80.00
---------------------------------------------------------------------------------------------------------------------------
  0302         Brusara Participacoes Ltda.  31.934.821/0001-29          Brazilian          RJ       186,762,998       20.00
---------------------------------------------------------------------------------------------------------------------------
  0399         Total                                                                                933,814,989      100.00
---------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                        PREFERRED STOCK      TOTAL SHARES
                                          -------------------------------------------------
                                          8 - QU'TY      9 - %       10 - QU'TY     11 - %
-------------------------------------------------------------------------------------------
  0301         Lorenpar S.A.                       -           -     747,051,991      80.00
-------------------------------------------------------------------------------------------
  0302         Brusara Participacoes Ltda.         -           -     186,762,998      20.00
-------------------------------------------------------------------------------------------
  0399         Total                           -               -     933,814,989     100.00
-------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
0301                  LORENPAR S.A.                                                              03/31/2003
--------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              3 - TAXPAYER NO.         4 - NATIONALITY  5 - STATE      COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY     7 - %
-----------------------------------------------------------------------------------------------------------------------------
  030101        Fort James International Holdings               -                American         -     149,096,520     20.00
                Ltd.
-----------------------------------------------------------------------------------------------------------------------------
  030102        Vitoria Participacoes S.A.             68.622.505/0001-21        Brazilian       RJ      70,087,746      9.40
-----------------------------------------------------------------------------------------------------------------------------
  030103        Lorentzen Empreendimentos S.A.         33.107.533/0001-26        Brazilian       RJ     498,296,528     66.84
-----------------------------------------------------------------------------------------------------------------------------
  030104        Others                                          -                    -            -      28,001,742      3.76
-----------------------------------------------------------------------------------------------------------------------------
  030199        Total                                                                                   745,482,536    100.00
-----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                               PREFERRED STOCK             TOTAL SHARES
                                                  -------------------------------------------------
                                                  8 - QU'TY     9 - %      10 - QU'TY      11 - %
---------------------------------------------------------------------------------------------------
  030101       Fort James International Holdings  250,818,557     33.65     399.915,077       26.82
               Ltd.
---------------------------------------------------------------------------------------------------
  030102       Vitoria Participacoes S.A.          70,087,746      9.40     140,175,492        9.40
---------------------------------------------------------------------------------------------------
  030103       Lorentzen Empreendimentos S.A.     335,068,355     44.95     833,364,883       55.89
---------------------------------------------------------------------------------------------------
  030104       Others                              89,507,878     12.00     117,509,620        7.89
---------------------------------------------------------------------------------------------------
  030199       Total                              745,482,536    100.00   1,490,965,072      100.00
---------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
     030101           FORT JAMES INTERNATIONAL HOLDINGS LTD                                      03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              2 - TAXPAYER NO.        3 - NATIONALITY   4 - STATE  5 - COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY     7 - %
-----------------------------------------------------------------------------------------------------------------------------
   03010101     Fort James Corporation                                             American                   1,000     88.81
-----------------------------------------------------------------------------------------------------------------------------
   03010102     Fort James Operating Company                                       American                     126     11.19
-----------------------------------------------------------------------------------------------------------------------------
   03010199     Total                                                                                         1,126    100.00
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              6 - PREFERRED STOCK       7 - TOTAL SHARES
                                                     ------------------------------------------------
                                                      8 - QU'TY      9 - %     10 - QU'TY        %
-----------------------------------------------------------------------------------------------------
   03010101     Fort James Corporation                                               1,000      88.81
-----------------------------------------------------------------------------------------------------
   03010102     Fort James Operating Company                                           126      11.19
-----------------------------------------------------------------------------------------------------
   03010199     Total                                                                1,126     100.00
-----------------------------------------------------------------------------------------------------


                                                                        Pag.: 43

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - Other relevants informations
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
     030102           VITORIA PARTICIPACOES S.A.                                                 03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              2 - TAXPAYER NO.        3 - NATIONALITY   4 - STATE  5 - COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY     7 - %
------------------------------------------------------------------------------------------------------------------------------
   03010203     Outros                                                                                         5,000      0.01
------------------------------------------------------------------------------------------------------------------------------
   03010202     DnB Invest Holdings A/S                       -                 Norwegain         -      188,644,371     99.99
------------------------------------------------------------------------------------------------------------------------------
   03010299     Total                                                                                    188,649,371    100.00
------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                             6 - PREFERRED STOCK       7 - TOTAL SHARES
                                                    -------------------------------------------------
                                                     8 - QU'TY      9 - %     10 - QU'TY        %
-----------------------------------------------------------------------------------------------------
   03010203     Outros                                         -          -          5,000       0.01
-----------------------------------------------------------------------------------------------------
   03010202     DnB Invest Holdings A/S                        -          -    188,644,371      99.99
-----------------------------------------------------------------------------------------------------
   03010299     Total                                    -                -    188,649,371     100.00
-----------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
    03010203          DNB INVEST HOLDINGS A/S                                                    03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
1 - ITEM         2 - NAME                           2 - TAXPAYER NO.        3 - NATIONALITY   4 - STATE  5 - COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY     7 - %
------------------------------------------------------------------------------------------------------------------------------
    0301020301   Den Norske Bank ASA                                           Norwegian                    200,000    100.00
------------------------------------------------------------------------------------------------------------------------------
   03010203099   Total                                                                                      200,000    100.00
------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
1 - ITEM         2 - NAME                           6 - PREFERRED STOCK       7 - TOTAL SHARES
                                                     ------------------------------------------------
                                                      8 - QU'TY      9 - %     10 - QU'TY        %
-----------------------------------------------------------------------------------------------------
    0301020301   Den Norske Bank ASA                                               200,000     100.00
-----------------------------------------------------------------------------------------------------
   03010203099   Total                                                             200,000     100.00
-----------------------------------------------------------------------------------------------------



                                                                        Pag.: 44

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - Other relevants informations
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
      030103          LORENTZEN EMPREENDIMENTOS S.A.                                             03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE  5 - COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY     7 - %
------------------------------------------------------------------------------------------------------------------------------
   03010301     Norbrasa Empreendimentos S.A.        30.927.925/0001-43       Brazilian          RJ       39,069,001     42.57
------------------------------------------------------------------------------------------------------------------------------
   03010302     Oivind Harald Lorentzen              691.392.537-91           North-American      -        9,674,206     10.54
------------------------------------------------------------------------------------------------------------------------------
   03010303     Vertex Participacoes S.A.            31.135.387/0001-17       Brazilian          RJ       14,785,714     16.11
------------------------------------------------------------------------------------------------------------------------------
   03010304     Brasvest Holding S.A.                         -               Luxemburger         -        4,921,097      5.36
------------------------------------------------------------------------------------------------------------------------------
   03010305     Den Norske Bank                               -               Norwegian           -                -         -
------------------------------------------------------------------------------------------------------------------------------
   03010306     Per Arne Estate                               -               North-American      -        2,506,222      2.73
------------------------------------------------------------------------------------------------------------------------------
   03010307     Outros                                         -                                  -        3,839,869      4.19
------------------------------------------------------------------------------------------------------------------------------
   03010308     Erling Sven Lorentzen                   021.948.307-82          Norwegian                  7,805,891      8.50
------------------------------------------------------------------------------------------------------------------------------
   03010309     Nebra Participacoes Ltda              04.418.550/0001-86        Brasileira       SP        9,178,630     10.00
------------------------------------------------------------------------------------------------------------------------------
   03010399     Total                                                                                     91,780,630    100.00
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              6 - PREFERRED STOCK       7 - TOTAL SHARES
                                                      ------------------------------------------------
                                                      8 - QU'TY      9 - %     10 - QU'TY        %
------------------------------------------------------------------------------------------------------
   03010301     Norbrasa Empreendimentos S.A.                   -          -     39,069,001      16.56
------------------------------------------------------------------------------------------------------
   03010302     Oivind Harald Lorentzen                 4,461,078       3.09     14,135,284       5.99
------------------------------------------------------------------------------------------------------
   03010303     Vertex Participacoes S.A.              20,843,598      14.46     35,629,312      15.10
------------------------------------------------------------------------------------------------------
   03010304     Brasvest Holding S.A.                  24,702,697      17.13     29,623,794      12.56
------------------------------------------------------------------------------------------------------
   03010305     Den Norske Bank                        47,813,984      33.17     47,813,984      20.26
------------------------------------------------------------------------------------------------------
   03010306     Per Arne Estate                        16,612,193      11.52     19,118,415       8.10
------------------------------------------------------------------------------------------------------
   03010307     Outros                                 26,003,911      18.04     29,843,780      12.65
------------------------------------------------------------------------------------------------------
   03010308     Erling Sven Lorentzen                                             7,805,891       3.31
------------------------------------------------------------------------------------------------------
   03010309     Nebra Participacoes Ltda                3,732,352       2.59     12,910,982       5.47
------------------------------------------------------------------------------------------------------
   03010399     Total                                144,169,813      100.00    235,950,443     100.00
------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
   03010301           NORBRASA EMPREENDIMENTOS S.A.                                              03/31/2003
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
1 - ITEM        2 - NAME                              3 - TAXPAYER NO./CPF   4 - NATIONALITY    5 - STATE    COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------
    0301030104  Erling Sven Lorentzen                    021.948.307-82           Norwegian        -      72,317,677      97.24
------------------------------------------------------------------------------------------------------------------------------
    0301030105  Other                                           -            -                     -       2,055,210       2.76
------------------------------------------------------------------------------------------------------------------------------
    0301030199  Total                                                                                     74,372,887     100.00
------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
1 - ITEM        2 - NAME                                PREFERRED STOCK          TOTAL SHARES
                                                   -------------------------------------------------
                                                    8 - QU'TY     9 - %     10 - QU'TY        %
----------------------------------------------------------------------------------------------------
    0301030104  Erling Sven Lorentzen                          -         -     72,317,677      97.24
----------------------------------------------------------------------------------------------------
    0301030105  Other                                          -         -      2,055,210       2.76
----------------------------------------------------------------------------------------------------
    0301030199  Total                                    -               -     74,372,887     100.00
----------------------------------------------------------------------------------------------------



                                                                        Pag.: 45

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------


------------------------------------
16.01 - Other relevants informations
------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
   03010304           VERTEX PARTICIPACOES S.A.                                                  03/31/2003
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
1 - ITEM        2 - NAME                             2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE   5 - COMMON STOCK
                                                                                                         --------------------
                                                                                                         6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------
   0301030402     DnB Invest Holdings A/S                       -                Norwegian               188,644,371      99.99
------------------------------------------------------------------------------------------------------------------------------
   0301030403     Outros                                                                                       5,000       0.01
------------------------------------------------------------------------------------------------------------------------------
   0301030499     Total                                                                                  188,649,371     100.00
------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                             6 - PREFERRED STOCK      7 - TOTAL SHARES
                                                 ------------------------------------------------
                                                  8 - QU'TY     9 - %     10 - QU'TY        %
-------------------------------------------------------------------------------------------------
   0301030402    DnB Invest Holdings A/S                    -         -    188,644,371      99.99
-------------------------------------------------------------------------------------------------
   0301030403    Outros                                     -         -          5,000       0.01
-------------------------------------------------------------------------------------------------
   0301030499    Total                                -               -    188,649,371     100.00
-------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
   03010305           BRAVEST HOLDING S.A                                                        03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
1 - ITEM        2 - NAME               2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE   5 - COMMON STOCK
                                                                                           ---------------------
                                                                                           6 - QU'TY      7 - %
----------------------------------------------------------------------------------------------------------------
   0301030401   Harald Ragnar Lie                                    Norwegian              1,230,275      25.00
----------------------------------------------------------------------------------------------------------------
   0301030402   Ole Ragnar Lie                                       Norwegian              1,230,275      25.00
----------------------------------------------------------------------------------------------------------------
   0301030403   Einar ragnar Lie                                     Norwegian              1,230,274      25.00
----------------------------------------------------------------------------------------------------------------
   0301030404   Oivind Ragnar Lie                                    Norwegian              1,230,274      25.00
----------------------------------------------------------------------------------------------------------------
  03010304099   Total                                                                       4,921,098     100.00
----------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
1 - ITEM        2 - NAME                   6 - PREFERRED STOCK      7 - TOTAL SHARES
                                     --------------------------------------------------
                                       8 - QU'TY     9 - %     10 - QU'TY        %
---------------------------------------------------------------------------------------
   0301030401   Harald Ragnar Lie         6,175,674     25.00      7,405,949      25.00
---------------------------------------------------------------------------------------
   0301030402   Ole Ragnar Lie            6,175,674     25.00      7,405,949      25.00
---------------------------------------------------------------------------------------
   0301030403   Einar ragnar Lie          6,175,674     25.00      7,405,948      25.00
---------------------------------------------------------------------------------------
   0301030404   Oivind Ragnar Lie         6,175,674     25.00      7,405,948      25.00
---------------------------------------------------------------------------------------
  03010304099   Total                    24,702,696    100.00     29,623,794     100.00
---------------------------------------------------------------------------------------


                                                                        Pag.: 46

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61

--------------------------------------------------------------------------------
16.01 - Other relevants informations
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
     030103011        NEBRA PARTICIPACOES LTDA                                                   03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
1 - ITEM         2 - NAME                      2 - TAXPAYER NO./CPF   3 - NATIONALITY    4 - STATE   5 - COMMON STOCK
                                                                                                   ----------------------
                                                                                                   6 - QU'TY      7 - %
-------------------------------------------------------------------------------------------------------------------------
   03010301101       New Era Development Co.                                   Bermuda              7,770,240      100.00
                     Ltd.
-------------------------------------------------------------------------------------------------------------------------
  030103011099       Total                                                                          7,770,240      100.00
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
1 - ITEM          2 - NAME                        6 - PREFERRED STOCK        7 - TOTAL SHARES
                                                --------------------------------------------------
                                                8 - QU'TY      9 - %      10 - QU'TY         %
--------------------------------------------------------------------------------------------------
   03010301101        New Era Development Co.                               7,770,240       100.00
                      Ltd.
--------------------------------------------------------------------------------------------------
  030103011099        Total                                                 7,770,240       100.00
--------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
       0302           BRUSARA  PARTICIPACOES LTDA.                                               03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                               2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE   5 - COMMON STOCK
                                                                                                         ----------------------
                                                                                                         6 - QU'TY      7 - %
-------------------------------------------------------------------------------------------------------------------------------
       030201  Fort James International Holdings               -               North-American     -       37,008,700     100.00
               Ltd.
-------------------------------------------------------------------------------------------------------------------------------
       030202  Outros                                                                                              1       0,00
-------------------------------------------------------------------------------------------------------------------------------
       030299  Total                                                                                      37,008,701     100.00
-------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                                 6 - PREFERRED STOCK      7 - TOTAL SHARES
                                                     -----------------------------------------------
                                                     8 - QU'TY     9 - %     10 - QU'TY        %
----------------------------------------------------------------------------------------------------
       030201  Fort James International Holdings         -           -         37,008,700     100.00
               Ltd.
----------------------------------------------------------------------------------------------------
       030202  Outros                                                                   1       0.00
----------------------------------------------------------------------------------------------------
       030299  Total                                     -           -         37,008,701     100.00
----------------------------------------------------------------------------------------------------



                                                                        Pag.: 47

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------
16.01 - Other relevants informations
------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
         04           BNDES PARTICIPACOES S.A.                                                   03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                                2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE   5 - COMMON STOCK
                                                                                                         -----------------------
                                                                                                         6 - QU'TY      7 - %
--------------------------------------------------------------------------------------------------------------------------------
    0401        Banco Nacional do Desenvolvimento
                Social - BNDES                       00.383.281/0001-09      Brasileira             BR              1     100.00
--------------------------------------------------------------------------------------------------------------------------------
0499            Total                                                                                               1     100.00
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
1 - ITEM    2 - NAME                                   6 - PREFERRED STOCK      7 - TOTAL SHARES
                                                     ------------------------------------------------
                                                     8 - QU'TY     9 - %     10 - QU'TY        %
-----------------------------------------------------------------------------------------------------
0401           Banco Nacional do Desenvolvimento
               Social - BNDES                                                            1     100.00
-----------------------------------------------------------------------------------------------------
0499           Total                                                                     1     100.00
-----------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                2 - DATE OF CAPITAL COMPOSITION
    04                Banco Nacional do Desenvolvimento Economico e Social - BNDES               03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                                2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE   5 - COMMON STOCK
                                                                                                         -----------------------
                                                                                                         6 - QU'TY      7 - %
--------------------------------------------------------------------------------------------------------------------------------
  040101        Uniao Federal                                                Brasileira             BR  6,273,711,452     100.00
--------------------------------------------------------------------------------------------------------------------------------
  040199        Total                                                                                   6,273,711,452     100.00
--------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                              6 - PREFERRED STOCK      7 - TOTAL SHARES
                                                 ------------------------------------------------
                                                 8 - QU'TY     9 - %     10 - QU'TY        %
-------------------------------------------------------------------------------------------------
  040101        Uniao Federal                                            6,273,711,452     100.00
-------------------------------------------------------------------------------------------------
  040199        Total                                                    6,273,711,452     100.00
-------------------------------------------------------------------------------------------------

                                                                        Pag.: 48

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61

--------------------------------------------------------------------------------
16.01 - Other relevants informations
--------------------------------------------------------------------------------


Participation of Controllers, Administrators, Fiscal Council and in circulation.

                                                                                          Position in March 31, 2003
-----------------------------------------------------------------------------------------------------------------------------
Shareholder                          Common        %        Preferred    %        Preferred    %        Total Shares    %
                                     Stock                  Stock A               Stock B

-----------------------------------------------------------------------------------------------------------------------------
Controlling                          439,400,226   96.5     37,736,642   93,6     92,036,709   17.2      569,173,577     55.2
   Lorentzen (5)                     127,506,457   28.0                                                  127,506,457     12.4
   Safra                             127,506,457   28.0     27,736,642   68.8     57,874,517   10.8      213,117,616     20.6
   VCP                               127,506,457   28.0                                                  127,506,457     12.4
   BNDES                              56,880,855   12.5     10,000,000   24.8     34,162,192    6.4      101,043,047      9.8

Administrating                           220,206                                      83,704                303,910
   Senior Management                     220,206                                         105                220,311
   Directors                                                                          83,599                 83,599

Statutory Audit Committe                      10                                                                 10

Treasury stock (1)                       483,114                                   1,374,000              1,857,114

Other Shareholders (2)                15,287,143    3.5      2,587,668    6.4    443,344,698   82.6      461,219,509     44.7

Totals of emitted stocks (3)         455,390,699  100.0     40,324,310  100.0    536,839,111  100.0    1,032,554,120    100.0

Stocks in Circulation (4)             15,507,359    3.5      2,587,668    6.4    443,428,402   82.6      461,523,429     44.7
-----------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Obs.:

(1)      Emitted actions and repurchased by Co., awaiting cancellation.
(2) Total of stocks less stocks in Treasury, members of the board fiscal, board of the directors (including substitutes) and controllers.
(3)      Total number of subscript stocks and emitted by Co.
(4) Total of stocks emitted less stocks in Treasury and in being able to of the Controllers.
(5) Participation of the group Lorentzen composed for: Arapar S.A. 127,494,497 Common stock and Lorentzen Enterprises 11,960 Common stock.



                                                                        Pag.: 49

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------
17.01 - Independent Accountant's limited review report
------------------------------------------------------

     (A free translation of the original report in Portuguese on limited review of interim financial information prepared in accordance with accounting principles prescribed by Brazilian corporate legislation.)

     Report of Independent Accountants on Limited
     Review of Interim Financial Information


     April 08, 2003


     To the Directors and Shareholders

     Aracruz Celulose S.A.


1 We have carried out limited reviews of the Quarterly Information - ITR of Aracruz Celulose S.A. (parent company and consolidated) for the quarters and periods ended March 31, 2002 and 2001. This information is the responsibility of the management of Aracruz Celulose S.A.

2 Our reviews were conducted in accordance with standards established by the Brazilian Institute of Accountants - IBRACON, in conjunction with the Federal Accountancy Board, and consisted, principally of: (a) making inquiries of and discussing with officials responsible for accounting, financial and operational matters the procedures adopted in the preparation of the Quarterly Information - ITR and (b) reviewing the information and subsequent events which have, or may have, a significant effect on the financial position and results of operations of the Company.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the aforementioned Quartely Information - ITR prepared in accordance with Brazilian corporate legislation for it to be in conformity with the regulations of the Brazilian Securities Commission for the preparation of the Quarterly Information - ITR.

4 The Quartely Information - ITR also contains information relating to the quarter ended December 31, 2001. We examined this information at the time of its preparation in connection with the audit of the financial statements at that date, and issued an unqualified opinion on January 10, 2002

5 Our limited reviews were conducted for the purpose of issuing our report on the quarterly financial information referred to in paragraph one, taken as a whole. The statement of cash flow is presented as additional information, and is not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph two and we are not aware of any material adjustments that should be made to these statements for them to be adequately presented in relation to the quarterly financial information taken as a whole.

     The original signed by:


     /s/PricewaterhouseCoopers
     CRC 2SP000160/O-5 "S" ES

     /s/Marcos D. Panassol                      Ronaldo Matos Valino
     Partner                                    Diretor
     Accountant CRC SP-155.975/O-8 "S" ES       Contador CRC RJ-069.958/O "S" ES



                                                                        Pag.: 50

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
01 - CVM CODE                 02 - NAME OF COMPANY            03 - TAXPAYER No.
   0043-4                     Aracruz Celulose S.A            42.157.511/0001-61
--------------------------------------------------------------------------------


                                      INDEX

------------------------------------------------------------------------------------------------
GROUP   TABLE                   DESCRIPTION                                                 PAGE
------------------------------------------------------------------------------------------------
 01     01     Identification                                                                2
------------------------------------------------------------------------------------------------
 01     02     Address of head offices                                                       2
------------------------------------------------------------------------------------------------
 01     03     Director of market relations (Business address)                               2
------------------------------------------------------------------------------------------------
 01     04     Accountant / Reference                                                        2
------------------------------------------------------------------------------------------------
 01     05     Current breakdown of paid-in capital, net of treasury stock                   2
------------------------------------------------------------------------------------------------
 01     06     Company characteristics                                                       3
------------------------------------------------------------------------------------------------
 01     07     Subsidiaries excluded from consolidated statements                            3
------------------------------------------------------------------------------------------------
 01     08     Dividends approved/paid during and after current quarter                      3
------------------------------------------------------------------------------------------------
 01     09     Subscribed Social Capital and Changes in Social Capital During the Period     3
------------------------------------------------------------------------------------------------
 01     10     Director of market relations                                                  3
------------------------------------------------------------------------------------------------
 02     01     Balance sheet - assets - thousand of R$                                      4/5
------------------------------------------------------------------------------------------------
 02     02     Balance sheet - liabilities - thousand of R$                                 6/7
------------------------------------------------------------------------------------------------
 03     01     Statement of operations - thousand of R$                                      8
------------------------------------------------------------------------------------------------
 04     01     Notes to the financial statements                                           9/26
------------------------------------------------------------------------------------------------
 05     01     Comments on the company's performance for the quarter                       27/28
------------------------------------------------------------------------------------------------
 06     01     Consolidated balance sheet - assets - thousand of R$                        29/30
------------------------------------------------------------------------------------------------
 06     02     Consolidated balance sheet - liabilities - thousand of R$                   31/32
------------------------------------------------------------------------------------------------
 07     01     Consolidated statement of operations - thousand of R$                        33
------------------------------------------------------------------------------------------------
 08     01     Comments on the company's consolidated performance for the quarter           34
------------------------------------------------------------------------------------------------
 10     01     Characteristics of public or private debentures issues                       35
------------------------------------------------------------------------------------------------
 15     01     Investment projects                                                          36
------------------------------------------------------------------------------------------------
 16     01     Other relevants informations                                                37/49
------------------------------------------------------------------------------------------------
 17     01     Independent Accountant's limited review report                               50
------------------------------------------------------------------------------------------------


                                                                        Pag.: 51